SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   SCHEDULE TO

          TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF
                      THE SECURITIES EXCHANGE ACT OF 1934.

                            ELMER'S RESTAURANTS, INC.
     (NAME OF SUBJECT COMPANY (ISSUER) AND NAME OF FILING PERSON (OFFEROR))

                      COMMON STOCK, NO PAR VALUE PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    [289393]
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                                 BRUCE N. DAVIS
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                            ELMER'S RESTAURANTS, INC.
                             11802 S.E. STARK STREET
                             PORTLAND, OREGON 97216
                                 (503) 252-1485
          (NAME, ADDRESS, AND TELEPHONE NUMBERS OF PERSON AUTHORIZED TO
         RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)

                                    COPY TO:
                              JOEL S. KAPLAN, ESQ.
                            JAMES N. MCDERMOTT, ESQ.
                                 BALL JANIK LLP
                         101 SW MAIN STREET, SUITE 1100
                             PORTLAND, OREGON 97204
                                 (503) 228-2525

                            CALCULATION OF FILING FEE
      TRANSACTION                                            AMOUNT OF
       VALUATION                                             FILING FEE
----------------------------------------  --------------------------------------


     $1,313,006(1)                                            $262.60


--------------------------------------------------------------------------------


(1) Calculated solely for purposes of estimating the filing fee. This amount is based upon the purchase of 204,200 shares of common stock at the tender offer price of $6.43 per share.

(2) The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction valuation.

|_| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


     Amount Previously Paid:
                            -----------------------------------

     Form or Registration No.:
                              ---------------------------------

     Filing Party:
                  ---------------------------------------------

     Date Filed:
                -----------------------------------------------

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


Check the appropriate boxes below to designate any transactions to which the statement relates:

     |_|  third-party tender offer subject to Rule 14d-1.


     |X|  issuer tender offer subject to Rule 13e-4.


     |_|  going-private transaction subject to Rule 13e-3.


     |_|  amendment to Schedule 13D under Rule 13d-2.


Check the following box if the filing is a final amendment reporting the results of the tender offer:|_|

--------------------------------------------------------------------------------

                                   SCHEDULE TO

This Tender Offer Statement on Schedule TO is filed by Elmer's Restaurants, Inc., an Oregon corporation ("Elmer's" or the "Company"), in connection with its offer to purchase up to 204,200 shares of its common stock, no par value per share, at a price of $6.43 per share, net to the seller in cash, without interest. Elmer's offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase for cash dated December 10, 2003 (the "OFFER TO PURCHASE") and in the related Letter of Transmittal (the "LETTER OF TRANSMITTAL"), which together, as they may be amended or supplemented from time to time, constitute the offer, and each of which is filed as an exhibit hereto. This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended.

ITEM 1.    SUMMARY TERM SHEET.

The information set forth in the Offer to Purchase under "Summary Term Sheet" is incorporated herein by reference.

ITEM 2.    SUBJECT COMPANY INFORMATION.

(a) The name of the issuer is Elmer's Restaurants, Inc., an Oregon corporation. The address of its principal executive offices is 11802 S.E. Stark Street, Portland, Oregon 97216. Its telephone number is (503) 252-1485.

(b) The class of equity securities to which this Schedule TO relates is the common stock, no par value per share, of Elmer's. The information set forth in the Offer to Purchase in Section 10 ("Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Shares") is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase in Section 7 ("Price Range of Shares; Dividends") is incorporated herein by reference.

ITEM 3.    IDENTITY AND BACKGROUND OF FILING PERSON.

(a) Elmer's is filing this Schedule TO. The information set forth in the Offer to Purchase in Section 9 ("Certain Information Concerning Elmer's") and Section 10 ("Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Shares") is incorporated herein by reference.

ITEM 4.    TERMS OF THE TRANSACTION.

(a) (1) The information set forth in the Offer to Purchase in the "Summary Term Sheet," Section 1 ("Number of Shares; Proration"), Section 3 ("Procedures for Tendering Shares"), Section 4 ("Withdrawal Rights"), Section 5 ("Purchase of Shares and Payment of Purchase Price"), Section 6 ("Conditions of the Offer"),
Section 9 ("Certain Information Concerning Elmer's"), Section 10 ("Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Shares"), Section 13 ("United States Federal Income Tax Consequences"), Section 14 ("Extension of the Offer; Termination; Amendment"), and Section 16 ("Miscellaneous") is incorporated herein by reference.

(a) (2) Not applicable.

(b) The information set forth in the Offer to Purchase in Section 10 ("Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Shares") is incorporated herein by reference.

ITEM 5.    PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(e) The information set forth in the Offer to Purchase in Section 10 ("Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Shares") is incorporated herein by reference.

--------------------------------------------------------------------------------


ITEM 6.    PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a)-(c) The information set forth in the Offer to Purchase in Section 2 ("Purpose of the Offer; Material Effects of the Offer"), Section 10 ("Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Shares"), and Section 11 ("Effects of the Offer on the Market for Shares; Registration under the Exchange Act") is incorporated herein by reference.

ITEM 7.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a),(b),(d) The information set forth in the Offer to Purchase in the "Summary Term Sheet" and Section 8 ("Source and Amount of Funds") is incorporated herein by reference.

ITEM 8.    INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
(a),(b) The information set forth in the Offer to Purchase in Section 10 ("Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Shares") is incorporated herein by reference.

ITEM 9.    PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) The information set forth in the Offer to Purchase in Section 15 ("Fees And Expenses") is incorporated herein by reference.

ITEM 10.   FINANCIAL STATEMENTS.

Not Applicable.

ITEM 11.   ADDITIONAL INFORMATION.

(a) The information set forth in the Offer to Purchase in Section 9 ("Certain Information Concerning Elmer's"), Section 10 ("Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Shares"), Section 11 ("Effects of the Offer on the Market for Shares; Registration under the Exchange Act") and Section 12 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase and the Letter of Transmittal, each as may be amended and supplemented from time to time, copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, is incorporated herein by reference.

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ITEM 12.   EXHIBITS.

(a)(1)(A)   Offer to Purchase dated December 10, 2003.

(a)(1)(B) Letter of Transmittal, including Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(C)   Notice of Guaranteed Delivery.

(a)(1)(D)   Letter to Elmer's Shareholders dated December 10, 2003.

(a)(1)(E) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated December 10, 2003.

(a)(1)(F) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated December 10, 2003.

(a)(2)(4)   Not applicable.

(a)(5)(A)   Press release issued by Elmer's on November 20, 2003.

(b) Not applicable.

(d) Not applicable.

(g) Not applicable.

(h) Not applicable.


ITEM 13.    INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.


                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        ELMER'S RESTAURANTS, INC.

Date:    December 10, 2003              By:  /s/  Bruce N. Davis
                                            ---------------------------------
                                             Name:   Bruce N. Davis
                                             Title:  Chief Executive Officer

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                                  EXHIBIT INDEX

 EXHIBIT NO.   DESCRIPTION
------------  ----------------------------------------------------------------
(a)(1)(A)     Offer to Purchase dated December 10, 2003.

(a)(1)(B) Letter of Transmittal, including Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(C)     Notice of Guaranteed Delivery.

(a)(1)(D)     Letter to Elmer's Shareholders dated December 10, 2003.

(a)(1)(E) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated December 10, 2003.

(a)(1)(F) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated December 10, 2003.

(a)(2)(4)     Not applicable.

(a)(5)(A)     Press release issued by Elmer's on November 20, 2003.

(b)           Not applicable.

(d)           Not applicable.

(g)           Not applicable.

(h)           Not applicable.

                                                               EXHIBIT (a)(1)(A)


                           OFFER TO PURCHASE FOR CASH

                       204,200 SHARES OF ITS COMMON STOCK
                     AT A PURCHASE PRICE OF $6.43 PER SHARE

   THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., PACIFIC TIME, ON WEDNESDAY, JANUARY 14, 2004, UNLESS THE OFFER IS EXTENDED.

Elmer's Restaurants, Inc., an Oregon corporation, is offering to purchase for cash up to 204,200 shares of its common stock, no par value per share, upon the terms and subject to the conditions set forth in this document and the related Letter of Transmittal (which together, as they may be amended and supplemented from time to time, constitute the offer).

We will pay $6.43 per share, net to the seller in cash, without interest, for shares properly tendered and not properly withdrawn in the offer, on the terms and subject to the conditions of the offer, including the proration provisions. Because of the proration provisions described in this Offer to Purchase, all of the shares tendered may not be purchased if more than the number of shares we seek to purchase are properly tendered. Shares not purchased in the offer will be returned promptly after the expiration of the offer. See Section 1. We reserve the right, in our sole discretion, to purchase more than 204,200 shares in the offer, subject to applicable law.

THE OFFER IS NOT CONDITIONED ON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. THE OFFER IS, HOWEVER, SUBJECT TO OTHER CONDITIONS. SEE SECTION 6.

Our shares are listed and traded on the Nasdaq Small Cap Market under the symbol "ELMS." On November 19, 2003, the last full trading day before the date of the public announcement of the offer, the last reported sale price of our shares on the Nasdaq Small Cap Market was $6.28 per share. WE ENCOURAGE YOU TO OBTAIN CURRENT MARKET QUOTATIONS FOR OUR COMMON STOCK BEFORE DECIDING WHETHER TO TENDER YOUR SHARES. SEE SECTION 7.

OUR BOARD OF DIRECTORS HAS APPROVED THE OFFER. HOWEVER, NEITHER WE NOR OUR BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO YOU AS TO WHETHER YOU SHOULD OR SHOULD NOT TENDER YOUR SHARES. YOU MUST MAKE YOUR OWN DECISION AS TO WHETHER TO TENDER YOUR SHARES AND, IF SO, HOW MANY SHARES TO TENDER. SOME OF OUR DIRECTORS AND EXECUTIVE OFFICERS HAVE ADVISED US THAT THEY INTEND TO TENDER SHARES IN THE OFFER.

                    Offer to Purchase dated December 10, 2003

--------------------------------------------------------------------------------

                                    IMPORTANT

If you want to tender all or part of your shares, you must do one of the following before the expiration date of the offer:

     o if your shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, contact the nominee and have the nominee tender your shares for you;

     o if you hold certificates in your own name, complete and sign the Letter of Transmittal according to its instructions, and deliver it, together with any required signature guarantees, the certificates for your shares and any other documents required by the Letter of Transmittal, to OTR, Inc., the Depository for the offer; or

If you want to tender your shares but:

     o your certificates for the shares are not immediately available or cannot be delivered to the Depository by the expiration date of the offer; or

     o your other required documents cannot be delivered to the Depository by the expiration date of the offer;

you can still tender your shares if you comply with the guaranteed delivery procedure described in Section 3.

TO TENDER SHARES PROPERLY, YOU MUST PROPERLY COMPLETE AND DULY EXECUTE THE LETTER OF TRANSMITTAL.

Questions and requests for assistance may be directed to Kristi Dunlap, the Information Agent for the offer, at the address and telephone numbers listed inside this document. Requests for additional copies of this document, the related Letter of Transmittal or the Notice of Guaranteed Delivery may be directed to the Information Agent.

We are not making the offer to, and will not accept any tendered shares from, shareholders in any jurisdiction where it would be illegal to do so. However, we may, at our discretion, take any actions necessary for us to make the offer to shareholders in any such jurisdiction.

WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION ON OUR BEHALF AS TO WHETHER YOU SHOULD OR SHOULD NOT TENDER YOUR SHARES IN THE OFFER. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR ANY OTHER DOCUMENT TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANY PERSON TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED IN THIS DOCUMENT OR IN THE RELATED LETTER OF TRANSMITTAL. IF ANYONE MAKES ANY RECOMMENDATION OR REPRESENTATION TO YOU OR GIVES YOU ANY INFORMATION, YOU MUST NOT RELY ON THAT RECOMMENDATION, REPRESENTATION OR INFORMATION AS HAVING BEEN AUTHORIZED BY US.

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                               SUMMARY TERM SHEET

We are providing this summary term sheet for your convenience. It highlights material information in this document, but is only a summary and does not describe all of the details of the offer contained in the other sections of this document. We urge you to read the entire document and the related Letter of Transmittal, which contain the full details of the offer. We have included references to the sections of this document where you will find a more complete discussion.

Who is offering to purchase my    We are Elmer's Restaurants, Inc., and we are
shares?                           offering to purchase your shares of our common
                                  stock.


What will the purchase price      The purchase price will be $6.43 per share. We
for the shares be?                will pay this purchase price in cash, without
                                  interest, for all the shares we purchase under the offer. See Section 1.


How many shares will Elmer's      We will purchase up to 204,200 shares in the
purchase?                         offer, or such lesser number of shares as are
                                  properly tendered, on the terms and subject to the conditions of the offer, including the proration provisions. We also expressly reserve the right to purchase additional shares up to 2% of our outstanding shares and could decide to purchase more shares, subject to applicable legal requirements.


What is proration and how does    Proration refers to our purchase of properly
it apply?                         tendered shares on a pro rata basis if more
                                  than 204,200 shares, or such greater number of shares as we may elect to purchase, subject to applicable law, are properly tendered and not properly withdrawn before the expiration date.
                                  If proration of tendered shares is required, we will determine the proration factor promptly after the expiration date of the offer. If proration is required, first priority will be given to the purchase and elimination of odd lots and second priority will be given to purchasing in a manner that avoids creating odd lots. After these priorities are accounted for, the proration factor for each shareholder tendering shares will be based on the ratio that the number of shares properly tendered and not properly withdrawn by such shareholder bears to the total number of shares properly tendered and not properly withdrawn by all shareholders.
                                  Appropriate adjustments will be made to avoid purchases of fractional shares. See Section 1.


How will Elmer's pay for the      We anticipate that we will use our available
shares?                           cash to purchase shares tendered in the offer.
                                  The offer is not subject to the receipt of financing. See Section 8.


When does the offer expire; can   You may tender your shares until the offer
the offer be extended?            expires. The offer will expire on Wednesday,
                                  January 14, 2004, at 5:00 p.m., Pacific Time, unless we extend it. See Section 1. We may choose to extend the offer for any reason. See
                                  Section 14.

--------------------------------------------------------------------------------

How will I be notified if         We will issue a press release by 9:00 a.m.,
Elmer's extends the offer?        Pacific Time, on the business day after the
                                  last previously scheduled expiration date if we decide to extend the offer. We cannot assure you that the offer will be extended or, if extended, for how long. See Section 14.


Are there any conditions to the   Our obligation to accept and pay for your
offer?                            tendered shares is subject to conditions such
                                  as the absence of court and governmental action prohibiting the offer, changes in general market conditions or our business that, in our judgment, are or may be materially adverse to us and circumstances that would cause our shares to be delisted from the Nasdaq Small Cap Market or cause us to no longer be subject to the periodic reporting requirements of the Securities
                                  Exchange Act of 1934, which we refer to as the Exchange Act. See Section 6.


Is there a minimum number of      The offer is not conditioned on any minimum
shares that must be tendered?     number of shares being tendered. See Section
                                  6.


Following the offer, will         The completion of the offer in accordance with
Elmer's continue as a public      its conditions should not cause our common
company?                          stock to be delisted from the Nasdaq Small Cap
                                  Market or cause us to no longer be subject to the periodic reporting requirements of the Exchange Act. It is a condition of our obligation to purchase shares in the offer that there will not be a reasonable likelihood that the purchase will cause our shares to be delisted from the Nasdaq Small Cap Market or cause us to no longer be subject to the periodic reporting requirements of the
                                  Exchange Act. See Section 6.


How do I tender my shares?        To tender your shares, prior to 5:00 p.m.,
                                  Pacific Time, on Wednesday, January 14, 2004, unless the offer is extended:

                                        o you must deliver your share
                                          certificate and a properly completed
                                          and duly executed Letter of
                                          Transmittal to the Depository at the
                                          address appearing inside this
                                          document;

                                        o you must comply with the guaranteed
                                          delivery procedure.

                                  Contact the Information Agent for assistance. See Section 3 and the instructions to the Letter of Transmittal.

--------------------------------------------------------------------------------

Once I have tendered shares in You may withdraw any shares you have tendered the offer, can I withdraw my at any time before 5:00 p.m. Pacific Time, on
tender?                           Wednesday, January 14, 2004, unless we extend
                                  the offer.


How do I withdraw shares I        You must deliver on a timely basis a written,
previously tendered?              telegraphic or facsimile notice of your
                                  withdrawal to the Depository at the address listed on the back cover of this document.
                                  Your notice of withdrawal must specify your name, the number of shares to be withdrawn and the name of the registered holder of the shares. Some additional requirements apply if the certificates for shares to be withdrawn have been delivered to the Depository. See
                                  Section 4.


If I decide not to tender, how    Shareholders who choose not to tender will own
will the offer affect my          a greater percentage interest in Elmer's
shares?                           following the offer. See Section 2.


Has Elmer's or its Board of       Our Board of Directors has approved the offer.
Directors adopted a position on   However, neither we nor our Board of Directors
the offer?                        makes any recommendation to you as to whether
                                  you should or should not tender your shares.
                                  You must make your own decision as to whether to tender your shares and, if so, how many shares to tender. Some of our directors and executive officers have advised us that they intend to tender shares in the offer. See
                                  Section 10.


When will Elmer's pay for the     We will pay the purchase price, net in cash,
shares I tender?                  without interest, for the shares we purchase
                                  promptly after the expiration date of the offer and the acceptance of the shares for payment. See Section 5.


What is a recent trading price    On November 19, 2003, the last full trading
of Elmer's common stock?          day before the date of the public announcement
                                  of the offer, the last reported sale price of our shares on the Nasdaq Small Cap Market was $6.28 per share.


Will I have to pay brokerage      If you are a registered shareholder and you
commissions if I tender my        tender your shares directly to the Depository,
shares?                           you will not incur any brokerage commissions.
                                  If you hold shares through a broker or bank, we urge you to consult your broker or bank to determine whether transaction costs are applicable. See Section 15.

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What are the United States        Generally, you will be subject to United
federal income tax consequences   States federal income taxation when you
if I tender my shares?            receive cash from us in exchange for the
                                  shares you tender. The cash you receive for your tendered shares will generally be treated for United States federal income tax purposes either as consideration received in respect of a sale or exchange of the tendered shares we purchase or as a distribution in respect of stock from us. See Section 13.


Will I have to pay stock          If you are the registered holder and you
transfer tax if I tender my       instruct the Depository in the Letter of
shares?                           Transmittal to make the payment for the
                                  shares, you will not incur any stock transfer tax. See Section 5.


Who can I talk to if I have       Kristi Dunlap is the Information Agent and can
questions?                        help answer your questions. You may contact
                                  her at (503) 252-1485 or
                                  kristidunlap@elmers-restaurants.com.
                                  Additional contact information is listed inside this document.

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                                TABLE OF CONTENTS

                                                                                                            PAGE
                                                                                                            -----
SUMMARY TERM SHEET                                                                                             I
------------------
THE OFFER                                                                                                      1
---------
       1.    Number of Shares; Proration                                                                       1
             ---------------------------
       2.    Purpose of the Offer; Material Effects of the Offer                                               2
             ---------------------------------------------------
       3.    Procedures for Tendering Shares                                                                   4
             -------------------------------
       4.    Withdrawal Rights                                                                                 6
             -----------------
       5.    Purchase of Shares and Payment of Purchase Price                                                  7
             ------------------------------------------------
       6.    Conditions of the Offer                                                                           8
             -----------------------
       7.    Price Range of Shares; Dividends                                                                 10
             --------------------------------
       8.    Source and Amount of Funds                                                                       10
             --------------------------
       9.    Certain Information Concerning Elmer's                                                           10
             --------------------------------------
      10.    Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Shares    16
             ---------------------------------------------------------------------------------------------
      11.    Effects of the Offer on the Market for Shares; Registration under the Exchange Act               17
             ----------------------------------------------------------------------------------
      12.    Legal Matters; Regulatory Approvals                                                              18
             -----------------------------------
      13.    United States Federal Income Tax Consequences                                                    18
             ---------------------------------------------
      14.    Extension of the Offer; Termination; Amendment                                                   21
             ----------------------------------------------
      15.    Fees and Expenses                                                                                22
             -----------------
      16.    Miscellaneous                                                                                    23
             -------------

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                           FORWARD-LOOKING STATEMENTS

This Offer to Purchase, including the documents incorporated by reference in this Offer to Purchase, contains forward-looking statements that are not purely historical regarding our intentions, hopes, beliefs, expectations and strategies for the future. The words "will," "may," "expect," "anticipate," "intend," "believe" and similar expressions identify these forward-looking statements. Because these statements deal with future events, they are subject to various risks and uncertainties. Our actual results could differ materially from those projected in these forward-looking statements. Factors that might cause or contribute to these differences include:

     o the restaurant industry is highly competitive with respect to price, concept, quality and speed of service, location, attractiveness of facilities, customer recognition, convenience, food quality and variety;

     o competition including increases in the number, type and location of competing restaurants, local and national economic conditions affecting spending habits, and by population and traffic patterns;


     o  competition for new locations and potential franchisees;


     o  changes in financial markets;


     o  market acceptance;


     o  performance and financial conditions of our franchises;


     o changes in federal, state and local regulations, particularly with respect to lottery operations and alcohol service;


     o  unforeseen changes in expense levels; and


     o  costs associated with any future acquisitions.


You should also carefully review the risks described in the other documents we have filed with the Securities and Exchange Commission, including our most recent annual report on Form 10-K and quarterly reports on Form 10-Q, and any current reports on Form 8-K filed during the current fiscal year, all of which are incorporated by reference in this Offer to Purchase. You should assume that the information appearing in this Offer to Purchase is accurate as of the date of this Offer to Purchase only.

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                                    THE OFFER

1.    NUMBER OF SHARES; PRORATION.

GENERAL. Upon the terms and subject to the conditions of the offer, we will purchase 204,200 shares of our common stock, or such lesser number of shares as are properly tendered and not properly withdrawn in accordance with Section 4, before the scheduled expiration date of the offer, at a purchase price of $6.43 per share, net in cash to the seller, without interest.

The term "expiration date" means 5:00 p.m., Pacific Time, on Wednesday, January 14, 2004, unless and until we, in our sole discretion, extend the period of time during which the offer will remain open. In that case, the term "expiration date" shall mean the latest time and date at which the offer, as so extended by us, shall expire. See Section 14.

In accordance with the rules of the Securities and Exchange Commission, we may, and expressly reserve the right to, purchase under the offer an additional amount of shares not to exceed 2% of our outstanding shares without amending or extending the offer. See Section 14. In the event of an over-subscription of the offer as described below, shares will be subject to proration. The proration period and withdrawal rights expire on the expiration date.

If we:

     o  increase or decrease the price to be paid for shares;

     o increase the number of shares being sought in the offer in an amount that exceeds 2% of our outstanding shares; or

     o  decrease the number of shares being sought; and

the offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that notice of any such increase or decrease is first published, sent or given in the manner specified in Section 14, we will extend the offer until the expiration of such ten business day period. The term "business day" means any day other than a Saturday, Sunday or United States federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, Pacific Time.

THE OFFER IS NOT CONDITIONED ON THE TENDER OF ANY MINIMUM NUMBER OF SHARES. THE OFFER IS, HOWEVER, SUBJECT TO THE OTHER CONDITIONS DESCRIBED IN SECTION 6.

Because of the proration provisions described in this Offer to Purchase, all of the shares tendered may not be purchased if the offer is oversubscribed. Shares properly tendered and not properly withdrawn will be purchased at the purchase price, on the terms and subject to the conditions of the offer, including the proration provisions. Shares not purchased in the offer will be returned to tendering shareholders at our expense promptly after the expiration date.

This Offer to Purchase and the related Letter of Transmittal are being mailed to record holders of shares of our common stock and will be furnished to brokers, dealers, commercial banks and trust companies whose names, or the names of whose nominees, appear on our shareholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of shares.

PRORATION. If the number of shares properly tendered and not properly withdrawn prior to the expiration date is less than or equal to 204,200 shares, or a greater number of shares as we may elect to purchase, subject to applicable law, we will, upon the terms and subject to the conditions of the tender offer, purchase all shares so tendered at the purchase price.

PRIORITY OF PURCHASES. Under the terms and conditions of the tender offer, if more than 204,200 shares, or a greater number of shares as we may elect to purchase, subject to applicable law, have been properly tendered and not properly withdrawn before the expiration date, we will purchase properly tendered shares on the basis set forth below:

         (1) We will purchase all shares properly tendered and not properly withdrawn before the expiration date by any odd lot holder (as defined below) who:

         (a) tenders all shares owned beneficially or of record by that shareholder (tenders of less than all the shares owned by an odd lot holder will not qualify for preference); and

         (b) completes the section entitled "Odd Lots" in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery; and

         (2) after the purchase of all of those shares, we will purchase all other shares properly tendered and not properly withdrawn before the expiration date, on a pro rata basis with appropriate adjustments to avoid purchases of fractional shares, as described below.

ODD LOTS. For purposes of the tender offer, the term "odd lots" shall mean all shares properly tendered prior to the expiration date and not properly withdrawn by any person, referred to as an "odd lot holder," who owns beneficially or of record an aggregate of fewer than 100 shares and so certifies in the appropriate place on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery. To qualify for this preference, an odd lot holder must tender all shares owned beneficially or of record by the odd lot holder in accordance with the procedures described in Section 3 - Procedures for Tendering Shares. As set forth above, odd lots will be accepted for payment before proration, if any, of the purchase of other tendered shares. This preference is not available to partial tenders or to beneficial or record holders of an aggregate of 100 or more shares, even if these holders have separate accounts or certificates representing fewer than 100 shares. Any odd lot holder wishing to tender all of its shares of our Common Stock pursuant to the tender offer should complete the section entitled "Odd Lots" in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery.

         We also reserve the right, but will not be obligated, to purchase all shares duly tendered by any shareholder who tenders all shares beneficially or of record owned and who, as a result of proration, would then beneficially or of record own an aggregate of fewer than 100 shares. If we exercise this right, we will increase the number of shares that we are offering to purchase in the tender offer by the number of shares purchased through the exercise of such right, subject to applicable law.

PRORATION. If proration of tendered shares is required, we will determine the proration factor as soon as practicable following the expiration date. Proration for each shareholder tendering shares, other than odd lot holders, shall be based on the ratio of the number of shares properly tendered and not properly withdrawn by a particular shareholder to the total number of shares properly tendered and not properly withdrawn by all shareholders, other than odd lot holders. Because of the difficulty in determining the number of shares properly tendered, including shares tendered by guaranteed delivery procedures, as described in Section 3 - Procedures for Tendering Shares, and not properly withdrawn, and because of the odd lot procedure, we do not expect that we will be able to announce the final proration factor or commence payment for any shares purchased under the tender offer until approximately 5 business days after the expiration date. The preliminary results of any proration will be announced by press release as promptly as practicable after the expiration date. You may obtain preliminary proration information from the Information Agent as well as from your broker.

As described in Section 13, the number of shares that we will purchase under the offer may affect the United States federal income tax consequences to you and, therefore, may be relevant to your decision whether or not to tender shares.

2.    PURPOSE OF THE OFFER; MATERIAL EFFECTS OF THE OFFER.

PURPOSE OF THE OFFER. Our Board of Directors, In accordance with its duties to our shareholders, evaluates and assesses our operations, strategy and future direction. As part of this process, our Board has been reviewing, on an ongoing basis, the cash that we require to conduct our business operations and pursue our future operating and strategic objectives. After considering alternative uses for our cash, our Board determined that investing in our own shares is an efficient means of providing value to our shareholders. As a result in October 2003, our Board authorized management to conduct an issuer tender offer up to 204,200 shares at a purchase price of $6.43 per share.

Based on its review of our current business and strategic objectives, our available cash and anticipated cash needs and possible alternative uses for our cash, our Board has now determined that this offer is a prudent use of our financial resources. In the course of this review, our Board determined that our cash resources are sufficient to both finance the offer and meet our anticipated requirements for future operations.

We believe that the offer is consistent with our long-term corporate goal of increasing shareholder value and is a prudent and efficient means of returning excess capital to our shareholders. The offer permits tendering shareholders to have their shares repurchased at a premium of $.25 per share or approximately 2% over the closing price per share of our common stock of $6.28 on November 19, 2003, the last full trading day before the date of the public announcement of the offer. In addition, shareholders who elect not to tender their shares may increase their relative percentage ownership in us following the offer.

After the offer is completed, we expect that our financial condition and remaining cash will allow us to continue to grow our business, including acquisition of more franchises and additional marketing initiatives. We expect to have cash, which, together with cash flow from operations, in the future, will be sufficient to meet our ongoing needs for operations and anticipated capital expenditures through at least the next 12 months. The offer will also result in fewer shares outstanding (subject to our ability to issue additional shares in the future), which makes possible improved earnings per share for continuing shareholders if future earnings are achieved, without imposing excessive risk on us or our shareholders. However, our actual experience may differ significantly from our expectations for a variety of reasons and we cannot assure you that our action in utilizing a significant portion of our capital in this manner will not adversely affect our operations or financial condition at some point in the future. For more information, see the financial statements included in our most recent annual report on Form 10-K and our quarterly reports on Form 10-Q for the first two quarters of the current fiscal year, each of which is incorporated by reference in this Offer to Purchase.

POTENTIAL RISKS AND DISADVANTAGES OF THE OFFER. The offer also presents some potential risks and disadvantages to us and our continuing shareholders, including:

     o Interest on cash balances, in spite of declining interest rates, has been a continuing source of income in prior periods. If we complete the offer, our cash balances and, in turn, interest income would be significantly reduced. For more information, see the financial statements included in our annual report on Form 10-K for the fiscal year ended March 31, 2003 and our quarterly reports on Form 10-Q for the quarters ended July 21, 2003 and October 13, 2003, each of which is incorporated by reference in this Offer to Purchase, and the pro forma financial statements included in Section 9.

     o We have a very small "public float," which is the number of shares owned by non-affiliate shareholders and available for trading in the securities markets. This offer will further reduce our public float. This reduction in our public float may result in a lower stock price and/or reduced liquidity in the trading market for our common stock.

     o The offer may increase the proportional holdings of certain significant shareholders and may increase the proportional holdings of our directors and officers.

OUR BOARD OF DIRECTORS HAS APPROVED THE OFFER. HOWEVER, NEITHER WE NOR OUR BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO YOU AS TO WHETHER YOU SHOULD OR SHOULD NOT TENDER YOUR SHARES. WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE ANY SUCH RECOMMENDATION. YOU SHOULD CAREFULLY EVALUATE ALL INFORMATION IN THE OFFER, CONSULT YOUR OWN INVESTMENT AND TAX ADVISORS, AND MAKE YOUR OWN DECISIONS ABOUT WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES TO TENDER. WE HAVE BEEN INFORMED THAT OUR DIRECTORS OR EXECUTIVE OFFICERS INTEND TO TENDER SHARES IN THE OFFER.

Shares we acquire in the offer will be canceled and returned to the status of authorized but unissued stock, and will be available for us to issue without further shareholder action (except as required by applicable law or the rules of the Nasdaq Small Cap Market or any other securities exchange on which our shares are listed) for a variety of purposes including, without limitation, acquisitions, raising additional capital and the satisfaction of obligations under existing or future employee benefit or compensation programs or stock plans or compensation programs for directors.

In October 2003, the Board authorized the Company to purchase up to 204,200 shares. In the future, we may purchase additional shares of our common stock on the open market, in private transactions, through tender offers or otherwise. Such purchases may be at prices above or below the purchase price for the shares purchased in the offer. These purchases may be made at management's discretion and on the same terms as or on terms and prices that are more or less favorable to shareholders than the terms of the offer. We currently intend to continue as a publicly-traded company, and we do not plan to effect any open-market stock repurchases if these would cause our shares to be delisted from the Nasdaq Small Cap Market or cause us to no longer be subject to the periodic reporting requirements of the Exchange Act. Rule 13e-4 under the Exchange Act prohibits us and our affiliates from purchasing any shares, other than pursuant to the offer, until at least ten business days after the expiration date of the offer, except pursuant to certain limited exceptions provided in Rule 14e-5.

3.    PROCEDURES FOR TENDERING SHARES.

PROPER TENDER OF SHARES. For shares to be tendered properly in the offer:

     o the certificates for such shares, together with a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof), including any required signature guarantees, or an "agent's message" (as defined below), and any other documents required by the Letter of Transmittal, must be received before 5:00 p.m., Pacific Time, on the expiration date by the Depository at its address listed on the back cover of this document; or

     o the tendering shareholder must comply with the guaranteed delivery procedure described below.

IF YOU HOLD SHARES THROUGH BROKERS OR BANKS, YOU ARE URGED TO CONSULT THE BROKERS OR BANKS TO DETERMINE WHETHER TRANSACTION COSTS ARE APPLICABLE IF YOU TENDER SHARES THROUGH THE BROKERS OR BANKS AND NOT DIRECTLY TO THE DEPOSITORY.

SIGNATURE GUARANTEES AND METHOD OF DELIVERY. No signature guarantee is required if:

     o the Letter of Transmittal is signed by the registered holder of the shares tendered therewith and such holder has not completed either the box captioned "Special Delivery Instructions" or the box captioned "Special Payment Instructions" on the Letter of Transmittal; or

     o shares are tendered for the account of an "eligible guarantor institution" (as defined below). See Instruction 1 of the Letter of Transmittal.

The term "eligible guarantor institution" means a bank, broker, dealer, credit union, savings association or other entity which is a member in good standing of the Securities Transfer Agents Medallion Program or a bank, broker, dealer, credit union, savings association or other entity which is an eligible guarantor institution, as such term is defined in Rule 17Ad-15 under the Exchange Act.

If a certificate for shares is registered in the name of a person other than the person executing a Letter of Transmittal, or if payment is to be made to a person other than the registered holder, then the certificate must be endorsed or accompanied by an appropriate stock power, in either case signed exactly as the name of the registered holder appears on the certificate, with the signature guaranteed by an eligible guarantor institution.

Payment for shares tendered and accepted for payment under the offer will be made only after timely receipt by the Depository of certificates for such shares as described above, a properly completed and duly executed Letter of Transmittal or a manually signed facsimile thereof, and any other documents required by the Letter of Transmittal. THE METHOD OF DELIVERY OF ALL DOCUMENTS, INCLUDING CERTIFICATES FOR SHARES, THE LETTER OF TRANSMITTAL AND ANY OTHER REQUIRED DOCUMENTS, IS AT YOUR ELECTION AND RISK. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

FEDERAL BACKUP WITHHOLDING TAX. Under the United States federal backup withholding tax rules, a portion of the gross proceeds payable to a shareholder or other payee under the offer must be withheld and remitted to the United States Treasury, unless the shareholder or other payee provides such person's taxpayer identification number (employer identification number or social security number) to the Depository and certifies under penalties of perjury that such number is correct or otherwise establishes an exemption. In addition, if the Depository is not provided with the correct taxpayer identification number or another adequate basis for exemption, the holder may be subject to certain penalties imposed by the Internal Revenue Service. Therefore, you should complete and sign the Substitute Form W-9 included as part of the Letter of Transmittal in order to provide the information and certification necessary to avoid backup withholding, unless you otherwise establish to the satisfaction of the Depository that you are not subject to backup withholding. Specified shareholders (including, among others, all corporations and certain foreign shareholders (in addition to foreign corporations)) are not subject to these backup withholding and reporting requirements rules. In order for a foreign shareholder to qualify as an exempt recipient, that shareholder must submit an IRS Form W-8BEN or other applicable form, signed under penalties of perjury, attesting to that shareholder's exempt status. The applicable form can be obtained from the Information Agent. See Instruction 11 of the Letter of Transmittal.

TO PREVENT FEDERAL BACKUP WITHHOLDING TAX ON THE GROSS PAYMENTS MADE TO YOU FOR SHARES PURCHASED UNDER THE OFFER, IF YOU DO NOT OTHERWISE ESTABLISH AN EXEMPTION FROM SUCH WITHHOLDING, YOU MUST PROVIDE THE DEPOSITORY WITH YOUR CORRECT TAXPAYER IDENTIFICATION NUMBER AND PROVIDE OTHER INFORMATION BY COMPLETING THE SUBSTITUTE FORM W-9 INCLUDED WITH THE LETTER OF TRANSMITTAL.

See Section 13 for a discussion of United States federal income tax consequences to tendering shareholders that are U.S. holders (as that term is described in Section 13).

GUARANTEED DELIVERY. If you want to tender your shares but your certificates for the shares are not immediately available or cannot be delivered to the Depository by the expiration date of the offer, or your other required documents cannot be delivered to the Depository by the expiration date of the offer, you can still tender your shares, provided that all of the following conditions are satisfied:

     o  the tender is made by or through an eligible guarantor institution;

     o the Depository receives by hand, mail, overnight courier, telegram or facsimile transmission, before the expiration date, a properly completed and duly executed Notice of Guaranteed Delivery in the form we have provided with this document, including (where required) a signature guarantee by an eligible guarantor institution in the form set forth in such Notice of Guaranteed Delivery; and

     o The certificates for all tendered shares, in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal, or a manually signed facsimile thereof, and any required signature guarantees, or an agent's message, or other documents required by the Letter of Transmittal, are received by the Depository within three trading days on the Nasdaq Small Cap Market after the date of receipt by the Depository of the Notice of Guaranteed Delivery.

RETURN OF UNPURCHASED SHARES. If any tendered shares are not purchased under the offer or are properly withdrawn before the expiration date, or if fewer than all shares evidenced by a shareholder's certificates are tendered, certificates for unpurchased shares will be returned promptly after the expiration or termination of the offer or the proper withdrawal of the shares, as applicable, in each case without expense to the shareholder.

DETERMINATION OF VALIDITY; REJECTION OF SHARES; WAIVER OF DEFECTS; NO OBLIGATION TO GIVE NOTICE OF DEFECTS. All questions as to the number of shares to be accepted and the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of shares will be determined by us, in our sole discretion, and our determination will be final and binding on all parties. We reserve the absolute right to reject any or all tenders of any shares that we determine are not in proper form or the acceptance for payment of or payment for which we determine may be unlawful. We also reserve the absolute right to waive any of the conditions of the offer. We also reserve the right to waive any defect or irregularity in any tender with respect to any particular shares or any particular shareholder. Our interpretation of the terms of the offer will be final and binding on all parties. No tender of shares will be deemed to have been properly made until all defects or irregularities have been cured by the tendering shareholder or waived by us. We, the Depository, the Information Agent and any other person are not under any duty to give notification of any defects or irregularities in any tender and will not incur any liability for failure to give any such notification.

TENDERING SHAREHOLDER'S REPRESENTATION AND WARRANTY; OUR ACCEPTANCE CONSTITUTES AN AGREEMENT. A tender of shares under any of the procedures described above will constitute your acceptance of the terms and conditions of the offer, as well as your representation and warranty to us that:

     o you have a net long position in the shares or equivalent securities at least equal to the shares tendered within the meaning of Rule 14e-4 under the Exchange Act; and

     o  the tender of shares complies with Rule 14e-4.

It is a violation of Rule 14e-4 for a person, directly or indirectly, to tender shares for that person's own account unless, at the time of tender and at the end of the proration period or period during which shares are accepted by lot (including any extensions thereof), the person so tendering:

     o has a net long position equal to or greater than the amount tendered in the subject securities or securities immediately convertible into, or exchangeable or exercisable for, the subject securities; and

     o will deliver or cause to be delivered the shares in accordance with the terms of the offer.

Rule 14e-4 provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person. Our acceptance for payment of shares that you tender under the offer will constitute a binding agreement between us and you upon the terms and conditions of the offer.

LOST, STOLEN, DESTROYED OR MUTILATED CERTIFICATES. If your certificate for part or all of your shares has been lost, stolen, destroyed or mutilated you may contact OTR, Inc., the transfer agent for our common stock (and also serving as the Depository for the offer), at (503) 225-0375, for instructions as to obtaining a replacement certificate. That certificate will then be required to be submitted together with the Letter of Transmittal in order to receive payment for shares that are tendered and accepted for payment. You may be required to post a bond to secure against the risk that the certificates may be subsequently re-circulated. You are urged to contact the transfer agent immediately in order to permit timely processing of this documentation and to determine if the posting of a bond is required.

CERTIFICATES FOR SHARES, TOGETHER WITH A PROPERLY COMPLETED AND DULY EXECUTED LETTER OF TRANSMITTAL OR FACSIMILE THEREOF, OR AN AGENT'S MESSAGE, AND ANY OTHER DOCUMENTS REQUIRED BY THE LETTER OF TRANSMITTAL, MUST BE DELIVERED TO THE DEPOSITORY AND NOT TO US OR THE INFORMATION AGENT. ANY SUCH DOCUMENTS DELIVERED TO US OR THE INFORMATION AGENT MAY CAUSE A DELAY IN THE PROCESS AND THEREFORE MAY NOT BE TO BE PROPERLY TENDERED.

4.    WITHDRAWAL RIGHTS.

Except as otherwise provided in this Section 4, tenders of shares under the offer are irrevocable. Shares tendered under the offer may be withdrawn at any time before the expiration date and, unless we have already accepted the shares for payment under the offer, at any time after 5:01 p.m., Pacific Time, on Wednesday, January 14, 2004.

For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depository at its address listed on the back cover of this document. Any such notice of withdrawal must specify the name of the tendering shareholder, the number of shares to be withdrawn and the name of the registered holder of such shares. If the certificates for shares to be withdrawn have been delivered or otherwise identified to the Depository, then, before the release of such certificates, the serial numbers shown on such certificates must be submitted to the Depository and the signature on the notice of withdrawal must be guaranteed by an eligible guarantor institution, unless such shares have been tendered for the account of an eligible guarantor institution.

All questions as to the form and validity (including the time of receipt) of any notice of withdrawal will be determined by us, in our sole discretion, which determination will be final and binding. We, the Depository, the Information Agent and any other person are not under any duty to give notification of any defects or irregularities in any notice of withdrawal and will not incur any liability for failure to give any such notification.

Withdrawals may not be rescinded and any shares properly withdrawn will thereafter be deemed not properly tendered for purposes of the offer unless the withdrawn shares are properly re-tendered before the expiration date by following one of the procedures described in Section 3.

If we extend the offer, are delayed in our purchase of shares, or are unable to purchase shares under the offer for any reason, then, without prejudice to our rights under the offer, the Depository may, subject to applicable law, retain tendered shares on our behalf, and such shares may not be withdrawn except to the extent tendering shareholders are entitled to withdrawal rights as described in this Section 4.

5.    PURCHASE OF SHARES AND PAYMENT OF PURCHASE PRICE.

Upon the terms and subject to the conditions of the offer, promptly after the expiration date, we will accept for payment and pay for, and thereby purchase, up to 204,200 shares, which number of shares is subject to increase or decrease as provided in Section 14, if properly tendered and not properly withdrawn, or such lesser number of shares as are properly tendered and not properly withdrawn, at a purchase price of $6.43 per share.

For purposes of the offer, we will be deemed to have accepted for payment and therefore purchased shares that are properly tendered and not properly withdrawn, subject to the proration provisions of the offer, only when, as and if we give oral or written notice to the Depository of our acceptance of the shares for payment under the offer.

We will pay for shares purchased under the offer by depositing the aggregate purchase price for such shares with the Depository, which will act as agent for tendering shareholders for the purpose of receiving payment from us and transmitting payment to the tendering shareholders.

In the event of proration, we will determine the proration factor and pay for those tendered shares accepted for payment promptly after the expiration date. However, we do not expect to be able to announce the final results of any proration and commence payment for shares purchased until approximately seven to ten business days after the expiration date. Certificates for all shares tendered and not purchased, including all shares not purchased due to proration, will be returned to the tendering shareholder, at our expense, promptly after the expiration date or termination of the offer without expense to the tendering shareholders. UNDER NO CIRCUMSTANCES WILL WE PAY INTEREST ON THE PURCHASE PRICE REGARDLESS OF ANY DELAY IN MAKING SUCH PAYMENT. In addition, if certain events occur, we may not be obligated to purchase shares under the offer. See Section 6.

We will pay or cause to be paid all stock transfer taxes, if any, payable on the transfer to us of shares purchased under the offer. If, however, payment of the purchase price is to be made to any person other than the registered holder, or if tendered certificates are registered in the name of any person other than the person signing the Letter of Transmittal, the amount of all stock transfer taxes, if any (whether imposed on the registered holder or the other person), payable on account of the transfer to the person will be deducted from the purchase price unless satisfactory evidence of the payment of the stock transfer taxes, or exemption therefrom, is submitted. See Instruction 6 of the Letter of Transmittal.

IF YOU OR ANY OTHER PAYEE FAILS TO COMPLETE FULLY, SIGN AND RETURN TO THE DEPOSITORY THE SUBSTITUTE FORM W-9 INCLUDED WITH THE LETTER OF TRANSMITTAL, YOU MAY BE SUBJECT TO FEDERAL INCOME TAX BACKUP WITHHOLDING ON THE GROSS PROCEEDS PAID TO YOU OR ANY OTHER PAYEE UNDER THE OFFER. SEE SECTION 3. ALSO SEE SECTION 13 REGARDING UNITED STATES FEDERAL INCOME TAX CONSEQUENCES FOR FOREIGN SHAREHOLDERS.

6.    CONDITIONS OF THE OFFER.

Notwithstanding any other provision of the offer, we will not be required to accept for payment, purchase or pay for any shares tendered, and we may terminate or amend the offer or postpone the acceptance for payment of, or the purchase of and payment for, tendered shares, subject to Rule 13e-4(f) under the Exchange Act, if at any time on or after December 15, 2003 and before the expiration date any of the following events has occurred (or we have reasonably determined occurred) that, in our reasonable judgment and regardless of the circumstances giving rise to the event or events, makes it inadvisable to proceed with the offer or with acceptance for payment of the tendered shares:

     o any action or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or any other person, domestic or foreign, before any court, authority, agency or tribunal has been threatened or instituted or is pending that directly or indirectly:

        o challenges the making of the offer or the acquisition of some or all of the shares under the offer or otherwise relates in any manner to the offer; or

        o in our judgment, could materially and adversely affect the business, condition (financial or other), income, operations or prospects of us and our subsidiaries, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of the business of us or our subsidiaries or materially impair the contemplated benefits of the offer to us, these benefits are principally the ability to return excess cash to shareholders while retaining sufficient liquidity to cover the anticipated needs of the business. ;

     o any action has been threatened or taken or is pending, or any approval has been withheld, or any statute, rule, regulation, judgment, order or injunction has been threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the offer or us or any of our subsidiaries, by any court or any authority, agency or tribunal that, in our judgment, would or might directly or indirectly:

        o make the acceptance for payment of or payment for some or all of the shares illegal or otherwise restrict or prohibit completion of the offer;

        o delay or restrict our ability, or render us unable, to accept for payment or pay for some or all of the shares;

        o Materially impair the contemplated benefits of the offer to us described under "Purpose of the Offer" in Section 2, these benefits are principally the ability to return excess cash to shareholders while retaining sufficient liquidity to cover the anticipated needs of the business.;

        o or Materially and adversely affect the business, condition (financial or other), income, operations or prospects of us and our subsidiaries, taken as a whole, or otherwise materially impair in any way the ongoing operations of the Elmer's or any of our subsidiaries;

     o  there has occurred:

        o any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States or the European Union;

        o the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or the European Union;

        o the commencement of a war, armed hostilities or other international or national calamity or crisis, including any act or acts of terrorism, directly or indirectly involving the United States or any of its territories;

        o any decrease in the market price of our common stock by an amount greater than 10% from the closing price on December 10, 2003 or any change in the general political, market, economic or financial conditions in the United States or abroad that could, in our judgment, have a material adverse effect on our business, operations or prospects or the trading in the shares;

        o in the case of any of the foregoing existing at the time of the commencement of the offer, a material acceleration or worsening thereof; or

        o any decline in either the Nasdaq Composite Index or the Standard and Poor's Index of 500 Industrial Companies by an amount greater than 10% from the close of business on December 10, 2003;

     o a tender offer or exchange offer for any or all of the shares (other than this offer), or any merger, business combination or other similar transaction with or involving us or any of our subsidiaries, has been proposed, announced or made by any person;

     o  one or more of the following has occurred:

        o any entity, "group" (as that term is used in Section 13(d)(3) of the Exchange Act) or person shall have acquired or proposed to acquire beneficial ownership of more than 5% of the outstanding shares (other than any such person, entity or group who has filed a Schedule 13D or
           Schedule 13G with the Securities and Exchange Commission on or before December 10, 2003);

        o  any such entity, group or person who has filed a Schedule 13D or
           Schedule 13G with the Securities and Exchange Commission on or before December 10, 2003 shall have acquired or proposed to acquire beneficial ownership of an additional 2% or more of the outstanding shares; or

        o any person, entity or group shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or made a public announcement reflecting an intent to acquire us or any of our subsidiaries or any of our respective assets or securities other than in connection with a transaction authorized by our Board of Directors;

     o any change or changes has occurred in the business, financial condition, assets, income, operations, prospects or stock ownership of us or our subsidiaries that, in our judgment, is or may be material and adverse to us or our subsidiaries; or

     o we determine that there is a reasonable likelihood that the completion of the offer and the purchase of the shares may otherwise cause the shares to be delisted from the Nasdaq Small Cap Market or cause us to no longer be subject to the periodic reporting requirements of the Exchange Act.

These conditions are for our benefit. We may assert them in our reasonable judgment regardless of the circumstances giving rise to any such condition. We may waive them, in whole or in part, at any time in our sole discretion. Our failure at any time to exercise any of these rights will not be deemed a waiver of any such right. Each such right is an ongoing right and may be asserted at any time and from time to time. All conditions to the offer other than those dependent upon receipt of necessary government approvals, must be satisfied or waived prior to the expiration date. Our determination or judgment concerning the events described above will be final and binding on all parties.

7.    PRICE RANGE OF SHARES; DIVIDENDS.

PRICE RANGE OF SHARES. Our common stock has traded on the Nasdaq Small Cap Market under the symbol "ELMS" since our initial public offering of common stock on June 7, 1985. The following table presents the high and low sales price per share of our common stock for each of the fiscal quarters indicated as reported on the Nasdaq Small Cap Market.

                                                     HIGH           LOW
                                                   ----------    -----------

Fiscal Year Ended April 1, 2002
First Quarter                                     $      4.86   $       4.52
Second Quarter                                           4.76           4.31
Third Quarter                                            5.43           4.40
Fourth Quarter                                           5.20           4.33

Fiscal Year Ended March 31, 2003
First Quarter                                     $      7.51   $       4.74
Second Quarter                                           6.04           4.90
Third Quarter                                            5.42           4.97
Fourth Quarter                                           6.50           5.00

Fiscal Year Ending March 29, 2004
First Quarter                                     $      8.00   $       4.83
Second Quarter                                           6.49           5.91

On November 19, 2003, the last full trading day before the date of the public announcement of the offer, the last reported sale price of our shares on the Nasdaq Small Cap Market was $6.28 per share. WE ENCOURAGE YOU TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE SHARES OF OUR COMMON STOCK.

DIVIDENDS. Except as described in the following paragraphs, we have never declared or paid any cash dividends on our common stock or other securities, and we do not currently anticipate paying dividends in the foreseeable future.

8.    SOURCE AND AMOUNT OF FUNDS.

Assuming that the maximum 204,200 shares are tendered in the offer at a purchase price of $6.43 per share, the aggregate purchase price will be $1,313,006. We expect that our fees and expenses for the offer will be approximately $15,000. We expect to fund our purchase of shares tendered in the offer from available cash on hand.

9.    CERTAIN INFORMATION CONCERNING ELMER'S.

The Company, located in Portland, Oregon, is a franchisor and operator of full-service, family oriented restaurants under the names "Elmer's Breakfast o Lunch o Dinner(R)" and "Mitzel's American Kitchen", and operates delicatessen restaurants under the names "Ashley's Cafe", "Richard's Deli and Pub" and "Cooper's Deli and Pub." The Company is an Oregon corporation and was incorporated in 1983. Walter Elmer opened the first Elmer's restaurant in Portland, Oregon in 1960, and the first franchised restaurant opened in 1966. The Company acquired the Elmer's franchising operation in January 1984 from the Elmer family. The Company now owns and operates ten Elmer's restaurants, five Mitzel's American Kitchen restaurants and franchises 20 Elmer's restaurants in six western states.

We were incorporated in Oregon on June 23, 1983. Our principal executive offices are located at 11802 S.E. Stark Street, Portland, Oregon 97216 and our telephone number is (503) 252-1485.

SUMMARY UNAUDITED PRO FORMA FINANCIAL INFORMATION. The historical information included in the table below is derived from the financial information for the year ended March 31, 2003 and as of and for the 28 weeks ended October 13, 2003. The following pro forma financial information gives effect to the purchase of shares pursuant to the offer, based on the assumptions described in the notes below. This pro forma information may not be indicative of the results that would have been obtained or results that may be obtained in the future, or the financial condition that would have resulted if the purchase of the shares pursuant to the offer had been completed at the date indicated.

In addition to the information provided below, please refer to our annual report on Form 10-K for the fiscal year ended March 31, 2003, our quarterly reports on Forms 10-Q for the quarter ended October 13, 2003.

--------------------------------------------------------------------------------

                                                   ELMER'S RESTAURANTS, INC. AND SUBSIDIARIES
                                                      PRO FORMA CONSOLIDATED BALANCE SHEETS

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                                AS REPORTED               PRO FORMA ADJUSTMENTS                 PRO FORMA
                                     ------------------------------- ------------------------------- -------------------------------
                                          ACTUAL          ACTUAL      PRO FORMA ADJ.  PRO FORM ADJ.      PRO FORMA       PRO FORMA
                                     OCTOBER 13, 2003 MARCH 31, 2003 OCTOBER 13, 2003 MARCH 31, 2003 OCTOBER 13, 2003 MARCH 31, 2003
                                     ---------------- -------------- ---------------- -------------- ---------------- --------------
                                       (unaudited)                     (unaudited)                     (unaudited)

ASSETS
Current assets:
  Cash and cash equivalents          $         2,328  $       2,200  $       (1,328)  $     (1,328)  $         1,000  $         872
  Marketable securities                        1,158            760                                            1,158            760
  Accounts receivable                            139            261                                              139            261
  Notes receivable - franchisees and
related parties, current portion                 154             82                                              154             82
  Inventories                                    407            431                                              407            431
  Prepaid expenses and other                     642            227                                              642            227
  Income taxes receivable                                       122                                                -            122
                                     ---------------- -------------- ---------------- -------------- ---------------- --------------

      Total current assets                     4,828          4,083          (1,328)        (1,328)            3,500          2,755

  Notes receivable - franchisees and
related parties, net of current
portion                                          192            212                                              192            212
  Property, buildings and equipment,
net                                            7,986          7,075                                            7,986          7,075
  Goodwill                                     4,898          4,898                                            4,898          4,898
  Intangible assets                              603            603                                              603            603
  Principal debt service account for
convertible debt                                 263            209                                              263            209
  Other assets                                   197            309                                              197            309
                                     ---------------- -------------- ---------------- -------------- ---------------- --------------

      Total assets                   $        18,967  $      17,389  $       (1,328)  $     (1,328)  $        17,639  $      16,061
                                     ================ ============== ================ ============== ================ ==============

                                          ACTUAL          ACTUAL       PRO FORMA ADJ.  PRO FORM ADJ.     PRO FORMA      PRO FORMA
                                     OCTOBER 13, 2003 MARCH 31, 2003 OCTOBER 13, 2003 MARCH 31, 2003 OCTOBER 13, 2003 MARCH 31, 2003
                                     ---------------- -------------- ---------------- -------------- ---------------- --------------
                                        (unaudited)                    (unaudited)                      (unaudited)

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Notes payable, current portion     $           333  $         333                                  $           333  $         333
  Accounts payable                             1,219          1,118                                            1,219          1,118
  Accrued expenses                               435            314                                              435            314
  Accrued payroll and related taxes              476            487                                              476            487
  Accrued income tax                             165            -                                                165            -
                                     ---------------- -------------- ---------------- -------------- ---------------- --------------

      Total current liabilities                2,628          2,252                0              0            2,628          2,252

  Notes payable, net of current
portion                                        4,856          4,439                                            4,856          4,439
  Deferred income taxes                          983            948                                              983            948
                                     ---------------- -------------- ---------------- -------------- ---------------- --------------

      Total liabilities                        8,467          7,639                0              0            8,467          7,639
                                     ---------------- -------------- ---------------- -------------- ---------------- --------------

Commitments and contingencies

Shareholders' equity
  Common stock, no par value;
10,000,000 shares authorized,
2,041,709 shares issued and
outstanding.                                   7,283          7,283          (1,328)        (1,328)            5,955          5,955
  Retained earnings                            3,181          2,487                                            3,181          2,487
  Accumulated other comprehensive
gain (loss), net of taxes                         36           (20)                                               36           (20)
                                     ---------------- -------------- ---------------- -------------- ---------------- --------------
      Total shareholders' equity              10,500          9,750          (1,328)        (1,328)            9,172          8,422
                                     ---------------- -------------- ---------------- -------------- ---------------- --------------

      Total liabilities and
shareholders' equity                 $        18,967  $      17,389  $       (1,328)  $     (1,328)  $        17,639  $      16,061
                                     ================ ============== ================ ============== ================ ==============

                ELMER'S RESTAURANTS, INC., AND SUBSIDIARIES
                PRO FORMA CONSOLIDATED STATEMENTS OF INCOME

                                               As reported                 Pro forma adjustments             Pro Forma
                                     ------------------------------- ------------------------------- -------------------------------
                                      28 weeks ended    Year ended    28 weeks ended    Year ended    28 weeks ended    Year ended
                                     October 13, 2003 March 31, 2003 October 13, 2003 March 31, 2003 October 13, 2003 March 31, 2003
                                     ---------------- -------------- ---------------- -------------- ---------------- --------------
                                       (Unaudited)                                                      Pro Forma      Pro Forma

REVENUES                                    $ 17,895       $ 31,984                                         $ 17,895       $ 31,984
                                     ---------------- -------------- ---------------- -------------- ---------------- --------------

COSTS AND EXPENSES:

Cost of restaurant sales:
Food and beverage                              5,441          9,240                                            5,441          9,240
Labor and related costs                        5,913         11,219                                            5,913         11,219
Restaurant operating costs                     2,438          4,458                                            2,438          4,458
Occupancy costs                                1,108          2,031                                            1,108          2,031
Depreciation and amortization                    441            754                                              441            754
Restaurant opening and closing expenses            -              8                                                -              8
General and administrative expenses            1,352          2,268                                            1,352          2,268
Net (gain) loss on disposition of
 property                                          4           (752)                                               4           (752)
                                     ---------------- -------------- ---------------- -------------- ---------------- --------------

                                              16,697         29,226                                           16,697         29,226
                                     ---------------- -------------- ---------------- -------------- ---------------- --------------

INCOME FROM OPERATIONS                         1,198          2,758                                            1,198          2,758

OTHER INCOME (EXPENSE):
Interest income                                   42            142              (34)           (18)               8            124
Interest expense                                (208)          (428)                                            (208)          (428)
Loss on debt extinguishment                        -            (98)                                               -            (98)
Gain (loss) on sale of marketable
 securities                                       14            (56)                                              14            (56)
                                     ---------------- -------------- ---------------- -------------- ---------------- --------------

  Income before provision for income
   taxes                                       1,046          2,318              (34)           (18)           1,012          2,300

  Income tax provision                          (352)          (760)              13              7             (339)          (753)
                                     ---------------- -------------- ---------------- -------------- ---------------- --------------

Net Income                                     $ 694        $ 1,558            $ (21)         $ (11)           $ 673        $ 1,547
                                     ================ ============== ================ ============== ================ ==============

PER SHARE DATA:

  Net income per share - Basic                $ 0.34         $ 0.76           $ 0.10         $ 0.05           $ 0.37         $ 0.84
                                     ================ ============== ================ ============== ================ ==============

  Weighted average number of
  common shares outstanding - Basic            2,041          2,047             (204)          (204)           1,837          1,843
                                     ================ ============== ================ ============== ================ ==============

  Net income per share - Diluted              $ 0.32         $ 0.74           $ 0.10           0.05           $ 0.35         $ 0.81
                                     ================ ============== ================ ============== ================ ==============

  Weighted average number of
  common shares outstanding - Diluted          2,136          2,118             (204)          (204)           1,932          1,914
                                     ================ ============== ================ ============== ================ ==============

               NOTES TO UNAUDITED PRO FORMA FINANCIAL INFORMATION

The unaudited pro forma financial information is based on our historical financial information. Pro forma financial statement information assumes the offer had taken place as of April 1, 2002, the beginning of fiscal 2003. The unaudited pro forma financial information is based on certain assumptions and estimates and, therefore, does not purport to be indicative of results that actually would have been achieved if the offer had been completed as of such dates or indicative of future results of operations or financial condition. The unaudited pro forma financial information should be read together with our historical consolidated financial statements and related notes. The historical consolidated financial information has been adjusted to reflect the following assumptions:

     (1) Interest income, net, is reduced due to a reduced level of cash and short-term investments during the period. The assumed interest rate for purposes of calculating reduced interest income, net, was approximately 2.5% and approximates the actual interest rates earned on cash and short-term investments.

     (2) A marginal tax rate of 38.6% was applied to the reduced interest income.

     (3) Our acquisition and retirement of 204,200 shares pursuant to the offer at a price of $6.43 per share is recorded as a reduction to common stock. It is assumed that we will incur estimated expenses directly related to the offer of $15,000, which is recorded as an addition to treasury stock.

ADDITIONAL INFORMATION. We are subject to the requirements of the Exchange Act, and file with the Securities and Exchange Commission periodic reports, proxy statements and other information relating to our business, financial condition and other matters. In addition, we have filed with the Securities and Exchange Commission a tender offer statement on Schedule TO, which includes additional information concerning the offer. We recommend that, in addition to this Offer to Purchase, you review the following materials, which we have filed with the Securities and Exchange Commission, before making a decision on whether to elect to tender your shares:

     o  our annual report on Form 10-K for the fiscal year ended March 31, 2003;


     o our quarterly reports on Form 10-Q for the fiscal quarters ended July 21, 2003 and October 13, 2003; and


     o the description of our common stock included in our registration statement on Form 8-A, including any amendments or reports we file for the purpose of updating that description.


The Securities and Exchange Commission file number for all of these filings is 000-0771214. These filings and other reports, registration statements, proxy statements and other filings can be inspected and copied at the reference facilities maintained by the Securities and Exchange Commission located in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain copies of all or any part of these documents from these offices upon the payment of the fees prescribed by the Securities and Exchange Commission. You may obtain information on the operation of the public reference rooms by calling the Securities and Exchange Commission at 1-800-732-0330. These filings are also available to the public on the web site of the Securities and Exchange Commission at www.sec.gov.

10. INTEREST OF DIRECTORS AND EXECUTIVE OFFICERS; TRANSACTIONS AND ARRANGEMENTS CONCERNING SHARES.

As of November 20, 2003, there were 2,016,709 shares of our common stock issued and outstanding. The 204,200 shares we are offering to purchase in the offer represent approximately 10% of the total shares outstanding as of November 20, 2003.

Assuming completion of the offer as described above, our directors and executive officers will beneficially own, in the aggregate, approximately 34% of the total shares of our common stock outstanding as of November 20, 2003.

The table below presents the aggregate number of shares and percentage of our common stock beneficially owned by our directors and executive officers as of November 20, 2003. Also presented is the percentage of our common stock to be beneficially owned after completion of the offer, assuming that we purchase 204,400 shares of common stock and that no director or executive officer tenders any shares under the offer. Our directors and executive officers are entitled to participate in the offer on the same basis as all other shareholders. Executive officer Bruce N. Davis and director William W. Service have elected to participate in the tender offer. The remaining officers and directors have elected to not participate in the tender offer.

Except as otherwise indicated below, the business address of each person listed in the table is c/o Elmer's Restaurants, Inc., 11802 S.E. Stark Street, Portland, Oregon 97216 and the business telephone number is (503) 252-1485.

In the table below, shares of common stock that are subject to options exercisable within 90 days of November 20, 2003 are deemed outstanding for the purpose of computing the percentage ownership of the person holding these options, but are not deemed outstanding for computing the percentage ownership of any other person. Beneficial ownership is determined under the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to the securities. Unless indicated below, the persons named in the table have sole voting and investment power with respect to all shares beneficially owned by them, subject to community property laws where applicable.


                                                                                       PERCENTAGE OF SHARES BENEFICIALLY OWNED
                                                                                       ---------------------------------------
                                                                                                              AFTER OFFER
                                                                                                         ASSUMING WE PURCHASE
                                                                          NUMBER OF                       204,200 SHARES AND
                                                                           SHARES                           NO DIRECTOR OR
         DIRECTORS AND                                                  BENEFICIALLY                      (EXECUTIVE OFFICER
      EXECUTIVE OFFICERS                       POSITION                    OWNED       BEFORE OFFER             TENDERS)
-----------------------------   -------------------------------------   ------------   ------------       --------------------
Bruce N. Davis                  Chairman of the Board and Chief
                                Executive Officer                            182,577          7.7%                       8.4%
Dennis R. Miller                Secretary and Corporate Controller             6,300          0.3                        0.3
Gerald Scott                    Vice President                                40,804          1.7                        1.9
William W. Service              Director                                     193,684          8.1                        8.9
Thomas C. Connor (1)            Director                                      94,079          4.0                        4.3
Corydon Jensen                  Director                                     100,503          4.2                        4.6
Richard Williams                Director                                      33,272          1.4                        1.5
Donald Woolley (1)              Director                                      94,079          4.0                        4.3
Dennis M. Waldron               Director                                           0          0.0                        0.0

--------------------------------------------------------------------------------

(1) Mr. Connor and Mr. Woolley's beneficial ownership shown above reflects their beneficial interest in Franklin Holdings Limited, which owns 313,694 shares of the Company's common stock. Mr Connor and Mr. Woolley each own 25% of Franklin Holdings Limited.

Jaspers Food Management, Inc. ("JFMI") provides some of Elmer's administrative and accounting service needs for the operations of Elmer's, Ashley's, Richard's and Cooper's restaurants. William Service and Bruce Davis each own 36% of the outstanding common stock of JFMI and each serves on JFMI's three-person Board of Directors. JFMI's third director is Cordy Jensen who owns 3.75% of the outstanding common stock of JFMI. Mr. Davis is an executive officer of Elmer's. Mr. Service resigned as Chief Executive Officer of Elmer's effective November 1, 2002. Messrs. Service, Davis and Jensen serve on Elmer's Board of Directors. For Fiscal 2003, Messrs. Service and Davis each received annual salaried compensation of $30,000 from JFMI.

AGREEMENTS, ARRANGEMENTS OR UNDERSTANDINGS. Except as otherwise described in this Offer to Purchase, neither we nor, to the best of our knowledge, any of our affiliates, directors or executive officers, is a party to any agreement, arrangement, or understanding, whether or not legally enforceable, with any other person with respect to any of our securities, including, but not limited to, any agreement, arrangement or understanding relating to the transfer or voting of securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations.

The provisions of our 1999 Stock Option Plan provide that the vesting of options that we grant will accelerate and such options will become exercisable in full prior to the consummation of certain corporate transactions in which we are involved, including certain mergers, liquidations, consolidations or sales of substantially all of our assets.

There have been no transactions in our common stock effected during the 60 days prior to November 20, 2003, by us, or to our knowledge, by any of our executive officers, directors, affiliates or subsidiaries.

11. EFFECTS OF THE OFFER ON THE MARKET FOR SHARES; REGISTRATION UNDER THE EXCHANGE ACT.

Our purchase of shares in the offer will reduce the number of shares that might otherwise be traded publicly and may reduce the number of our shareholders. Nonetheless, we anticipate that there will be a sufficient number of shares outstanding and publicly traded following completion of the offer to ensure a continued trading market for the shares. Based upon the published guidelines of the Nasdaq Small Cap Market and the conditions of the offer, we do not believe that our purchase of shares under the offer will cause the remaining outstanding shares of our common stock to be delisted from the Nasdaq Small Cap Market.

Shares of our common stock currently constitute "margin securities" under the rules of the Federal Reserve Board. This has the effect, among other things, of allowing brokers to extend credit to their customers using such shares as collateral. We believe that, following the purchase of shares under the offer, the shares will continue to be "margin securities" for purposes of the Federal Reserve Board's margin rules and regulations.

The shares are registered under the Exchange Act, which requires, among other things, that we furnish certain information to our shareholders and the Securities and Exchange Commission and comply with the proxy rules of the Securities and Exchange Commission in connection with meetings of our shareholders. We believe that following our purchase of shares under the offer, pursuant to the terms of the offer, we will continue to be subject to the periodic reporting requirements of the Exchange Act.

12.   LEGAL MATTERS; REGULATORY APPROVALS.

Except as described above, we are not aware of any license or regulatory permit that appears material to our business that might be adversely affected by our acquisition of shares as contemplated by the offer or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic, foreign or supranational, that would be required for our acquisition or ownership of shares as contemplated by the offer. Should any such approval or other action be required, we presently contemplate that we will seek that approval or other action. We are unable to predict whether we will be required to delay the acceptance for payment of and payment for shares tendered in the offer pending the outcome of any such matter. We cannot assure you that any such approval or other action, if needed, would be obtained or would be obtained without substantial cost or conditions or that the failure to obtain the approval or other action might not result in adverse consequences to our business and financial condition. Our obligations under the offer to accept for payment and pay for shares is subject to conditions. See Section 6.

13.   UNITED STATES FEDERAL INCOME TAX CONSEQUENCES.

The following summary describes the material U.S. federal income tax consequences relating to the offer. This summary is based upon the Internal Revenue Code of 1986, as amended, which is referred to in this section as the Code, the Treasury regulations promulgated under the Code, administrative pronouncements and judicial decisions, all as in effect as of the date hereof and all of which are subject to change, possibly with retroactive effect. This summary addresses only shares that are held as capital assets for U.S. federal income tax purposes. This discussion applies only to "U.S. holders" (as described below). This summary also does not address the state, local, estate, gift or foreign tax consequences of participating in the offer. For purposes of this discussion, the term "U.S. holder" means:

     o  a citizen or resident of the United States;

     o a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States or of any political subdivision thereof;

     o an estate, the income of which is includible in gross income for United States federal income tax purposes regardless of its source; or

     o a trust whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all of its substantial decisions.

For these purposes, a "non-U.S. holder" is any holder of shares that is not a U.S. person for U.S. federal income tax purposes.

The tax treatment of a partner of a foreign or domestic partnership (or any entity treated as a partnership for U.S. federal income tax purposes) will generally depend on the status of the partner and the activities of the partnership. Partners of partnerships holding shares should consult their tax advisors.

In addition, this discussion does not deal with all possible tax consequences relating to a U.S. holders' investment in our shares and does not deal with the tax consequences applicable to all categories of U.S. holders some of which may be subject to special tax rules (not described herein), including U.S. holders who are:

     o  dealers or certain traders in securities or currencies;

     o  tax-exempt entities;

     o  banks, financial institutions or insurance companies;

     o  grantor trusts;

     o  real estate investment trusts or regulated investment companies;

     o holders of our shares who hold such shares as part of a position in a straddle or as part of a hedging or conversion transaction for U.S. federal income tax purposes;

     o  holders of our shares whose functional currency is not the U.S. dollar;

     o holders of our shares who acquired their shares in connection with a stock option plan, a stock purchase plan, or in some other compensatory transaction;

     o holders of our shares who acquired their shares in connection with transactions that are subject to the alternative minimum tax provisions of the Code; and

     o holders of our shares who are subject to U.S. federal income taxation as U.S. expatriates.

WE URGE YOU TO CONSULT YOUR TAX ADVISOR TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO YOU OF PARTICIPATING OR NOT PARTICIPATING IN THE OFFER.

CHARACTERIZATION OF THE PURCHASE. Our purchase of shares under the offer will be a taxable transaction for U.S. federal income tax purposes. As a consequence of the purchase, a U.S. holder will, depending on the U.S. holder's particular circumstances, be treated either as having sold the U.S. holder's shares or as having received a distribution in respect of stock from us.

Under Section 302 of the Code, a U.S. holder whose shares we purchase under the offer will be treated as having sold the shares, and thus will recognize capital gain or loss if the purchase:

     o results in a "complete termination" of the U.S. holder's equity interest in us;

     o results in a "substantially disproportionate" redemption with respect to the U.S. holder; or

     o is "not essentially equivalent to a dividend" with respect to the U.S. holder.

Each of these tests, referred to as the Section 302 tests, is explained in more detail below.

If a U.S. holder satisfies any of the Section 302 tests explained below, the U.S. holder will be treated as if the U.S. holder sold the shares to us and will recognize capital gain or loss equal to the difference between the amount of cash received under the offer and the U.S. holder's adjusted tax basis in the shares surrendered in exchange for such cash. This gain or loss will be long-term capital gain or loss if the U.S. holder's holding period for the shares that were sold exceeds one year as of the date of our purchase under the offer. Currently, the maximum long-term capital gain rate for non-corporate U.S. holders is 15%. Specified limitations apply to the deductibility of capital losses by U.S. holders. Gain or loss must be determined separately for each block of shares (shares acquired at the same cost in a single transaction) that we purchase from a U.S. holder under the offer. A U.S. holder may be able to designate, generally through the U.S. holder's broker, which blocks of shares the U.S. holder wishes to tender under the offer if fewer than all of the U.S. holder's shares are tendered under the offer, and the order in which we will purchase different blocks in the event of proration under the offer. U.S. holders should consult their tax advisors concerning the mechanics and desirability of that designation.

If a U.S. holder does not satisfy any of the Section 302 tests explained below, our purchase of a U.S. holder's shares under the offer will not be treated as a sale or exchange under Section 302 of the Code with respect to the U.S. holder. Instead, the amount received by the U.S. holder with respect to our purchase of the shares under the offer generally will be treated as a dividend distribution to the U.S. holder with respect to the U.S. holder's shares under Section 301 of the Code (taxable at a maximum rate for individual U.S. shareholders of 15% if certain holding period and other requirements are met) to the extent of the U.S. holder's share of our current and accumulated earnings and profits (as described in the Code). Our aggregate accumulated earnings and profits, as of December 31, 2003 are estimated to be approximately $3.0 million. To the extent the amount received by a U.S. holder exceeds the U.S. holder's share of our current and accumulated earnings and profits, the excess first will be treated as a tax-free return of capital to the extent, generally, of the U.S. holder's adjusted tax basis in the U.S. holder's shares and any remainder will be treated as capital gain (which may be long-term capital gain). To the extent that our purchase of a U.S. holder's shares under the offer is treated as the receipt by the U.S. holder of a dividend, the U.S. holder's adjusted tax basis in the purchased shares will generally be added to any shares retained by the U.S. holder. Further, to the extent that our purchase of an individual U.S. holder's shares under the offer is treated as the receipt by the U.S. holder of a dividend taxed at the 15% rate described above, any loss on the sale or exchange of the individual holder's retained shares could be treated as long-term capital loss to the extent of such dividend.

CONSTRUCTIVE OWNERSHIP OF STOCK AND OTHER ISSUES. In applying each of the
Section 302 tests explained below, U.S. holders must take into account not only shares that they actually own but also shares they are treated as owning under the constructive ownership rules of Section 318 of the Code. Under the constructive ownership rules, a U.S. holder is treated as owning any shares that are owned (actually and in some cases constructively) by certain related individuals and entities as well as shares that the U.S. holder has the right to acquire by exercise of an option or by conversion or exchange of a security. Due to the factual nature of the Section 302 tests explained below, U.S. holders should consult their tax advisors to determine whether the purchase of their shares under the offer qualifies for sale treatment in their particular circumstances.

We cannot predict whether or the extent to which the offer will be oversubscribed. If the offer is oversubscribed, proration of tenders under the offer will cause us to accept fewer shares than are tendered. Therefore, no assurance can be given that a U.S. holder will be able to determine in advance whether its disposition of shares pursuant to the offer will be treated as a sale or exchange or as a distribution in respect of stock from us.

SECTION 302 TESTS. One of the following tests must be satisfied with respect to you in order for our purchase of shares under the offer to be treated as a sale or exchange for U.S. federal income tax purposes:

     o COMPLETE TERMINATION TEST. Our purchase of a U.S. holder's shares under the offer will result in a "complete termination" of the U.S. holder's equity interest in us if all of the shares that are actually owned by the U.S. holder are sold under the offer and all of the shares that are constructively owned by the U.S. holder, if any, are sold under the offer or, with respect to shares owned by certain related individuals, the U.S. holder effectively waives, in accordance with Section 302(c) of the Code, attribution of shares which otherwise would be considered as constructively owned by the U.S. holder. U.S. holders wishing to satisfy the "complete termination" test through waiver of the constructive ownership rules should consult their tax advisors concerning the mechanics and desirability of the waiver.

     o SUBSTANTIALLY DISPROPORTIONATE TEST. Our purchase of a U.S. holder's shares under the offer generally will result in a "substantially disproportionate" redemption with respect to the U.S. holder if, among other things, the percentage of the then-outstanding shares actually and constructively owned by the U.S. holder immediately after the purchase is less than 80% of the percentage of the shares actually and constructively owned by the U.S. holder immediately before the purchase (treating as outstanding all shares purchased under the offer.).

     o NOT ESSENTIALLY EQUIVALENT TO A DIVIDEND TEST. Our purchase of a U.S. holder's shares under the offer will be treated as "not essentially equivalent to a dividend" if the reduction in the U.S. holder's proportionate interest in us as a result of the purchase constitutes a "meaningful reduction" of the U.S. holder's proportionate interest in us given the U.S. holder's particular facts and circumstances. Whether the receipt of cash by a shareholder who sells shares under the offer will be "not essentially equivalent to a dividend" is independent of whether or not we have current or accumulated earnings and profits. The IRS has indicated in a published revenue ruling that even a small reduction in the percentage interest of a shareholder whose relative stock interest in a publicly held corporation is minimal (for example, an interest of less than 1%) and who exercises no control over corporate affairs should constitute a "meaningful reduction." U.S. holders should consult their tax advisors as to the application of this test to their particular circumstances.

CORPORATE SHAREHOLDER DIVIDEND TREATMENT. If a corporate U.S. holder does not satisfy any of the Section 302 tests described above, a corporate U.S. holder may, to the extent that any amounts received by it under the offer are treated as a dividend, be eligible for the dividends-received deduction. The dividends-received deduction is subject to certain limitations. In addition, any amount received by a corporate U.S. holder pursuant to the offer that is treated as a dividend may constitute an "extraordinary dividend" under Section 1059 of the Code. Corporate U.S. holders should consult their own tax advisors as to the application of Section 1059 of the Code to the offer, and to the tax consequences of dividend treatment in their particular circumstances.

SHAREHOLDERS WHO DO NOT RECEIVE CASH UNDER THE OFFER. Shareholders whose shares we do not purchase under the offer will not incur any tax liability as a result of the completion of the offer.

BACKUP WITHHOLDING. See Section 3 with respect to the application of United States federal backup withholding tax.

THE DISCUSSION ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY. YOU ARE URGED TO CONSULT YOUR TAX ADVISOR TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO YOU OF THE OFFER, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL AND FOREIGN TAX LAWS.

14.   EXTENSION OF THE OFFER; TERMINATION; AMENDMENT.

We expressly reserve the right, in our sole discretion, at any time and from time to time, and regardless of whether or not any of the events set forth in
Section 6 shall have occurred or shall be deemed by us to have occurred, to extend the period of time during which the offer is open and delay our acceptance for payment of and payment for any shares by giving oral or written notice of such extension to the Depository and making a public announcement of such extension. We also expressly reserve the right, in our sole discretion, to terminate the offer and not accept for payment or pay for any shares not theretofore accepted for payment or paid for or, subject to applicable law, to postpone payment for shares upon the occurrence of any of the conditions specified in Section 6 hereof by giving oral or written notice of such termination or postponement to the Depository and making a public announcement of such termination or postponement. Our reservation of the right to delay payment for shares which we have accepted for payment is limited by Rule 13e-4(f)(5) under the Exchange Act, which requires that we pay the consideration offered or return the shares tendered promptly after termination or withdrawal of a tender offer. Subject to compliance with applicable law, we further reserve the right, in our sole discretion, and regardless of whether any of the events set forth in Section 6 shall have occurred or shall be deemed by us to have occurred, to amend the offer in any respect, including, without limitation, by decreasing or increasing the consideration offered in the offer to holders of shares or by decreasing or increasing the number of shares being sought in the offer. Amendments to the offer may be made at any time and from time to time effected by public announcement, such announcement, in the case of an extension, to be issued no later than 9:00 a.m., Eastern Time, on the next business day after the last previously scheduled or announced expiration date. Any public announcement made under the offer will be disseminated promptly to shareholders in a manner reasonably designed to inform shareholders of such change. Without limiting the manner in which we may choose to make a public announcement, except as required by applicable law, we shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release through Business Wire.

If we materially change the terms of the offer or the information concerning the offer, we will extend the offer to the extent required by Rules 13e-4(d)(2) and 13e-4(f)(1) under the Exchange Act. These rules and certain related releases and interpretations of the Securities and Exchange Commission provide that the minimum period during which a tender offer must remain open following material changes in the terms of the offer or information concerning the offer (other than a change in price or a change in percentage of securities sought) will depend on the facts and circumstances, including the relative materiality of such terms or information.

If we:

     o  Increase or decrease the price to be paid for shares;

     o Increase the number of shares being sought in the offer in an amount that exceeds 2% of our outstanding shares; or

     o  decrease the number of shares being sought; and

the offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that notice of any such increase or decrease is first published, sent or given in the manner specified in this Section 14, we will extend the offer until the expiration of such ten business day period.

15.     FEES AND EXPENSES.

Kristi Dunlap, an employee of Elmer's, will act as Information Agent and OTR, Inc. will act as Depository in connection with the offer. The Information Agent may contact holders of shares by mail, telephone, telegraph and in person and may request brokers, dealers, commercial banks, trust companies and other nominee shareholders to forward materials relating to the offer to beneficial owners. The Information Agent and the Depository will each receive reasonable and customary compensation for their respective services, will be reimbursed by us for specified reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection with the offer, including certain liabilities under the federal securities laws. The Depository has provided a fee estimate of $3,267. The Information Agent is an employee of Elmer's and will receive no compensation except for her regular salary.

We will not pay fees or commissions to brokers, dealers, commercial banks or trust companies or any other person (other than fees to the Information Agent as described above) for soliciting tenders of shares under the offer. Shareholders holding shares through brokers or banks are urged to consult the brokers or banks to determine whether transaction costs are applicable if shareholders tender shares through such brokers or banks and not directly to the Depository. However, upon request we will reimburse brokers, dealers, commercial banks and trust companies for customary mailing and handling expenses incurred by them in forwarding the offer and related materials to the beneficial owners of shares held by them as a nominee or in a fiduciary capacity. No broker, dealer, commercial bank or trust company has been authorized to act as our agent, or the agent of the Information Agent or the Depository, for purposes of the offer. We will pay or cause to be paid all stock transfer taxes, if any, on our purchase of shares except as otherwise provided in this document and Instruction 6 of the Letter of Transmittal.

16.     MISCELLANEOUS.

We are not aware of any jurisdiction where the making of the offer is not in compliance with applicable law. If we become aware of any jurisdiction where the making of the offer or the acceptance of shares pursuant thereto is not in compliance with applicable law, we will make a good faith effort to comply with the applicable law. If, after such good faith effort, we cannot comply with the applicable law, the offer will not be made to nor will tenders be accepted from or on behalf of the holders of shares in such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the offer to be made by a licensed broker or dealer, the offer shall be deemed to be made on our behalf by one or more registered brokers or dealers licensed under the laws of that jurisdiction.

Pursuant to Rule 13e-4(c)(2) under the Exchange Act, we have filed with the Securities and Exchange Commission a tender offer statement on Schedule TO, which contains additional information with respect to the offer. The Schedule TO, including the exhibits and any amendments and supplements thereto, may be examined, and copies may be obtained, at the same places and in the same manner as is described in Section 9 with respect to information concerning us.

WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION ON OUR BEHALF AS TO WHETHER YOU SHOULD OR SHOULD NOT TENDER YOUR SHARES IN THE OFFER. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR ANY OTHER DOCUMENT TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANY PERSON TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED IN THIS DOCUMENT OR IN THE RELATED LETTER OF TRANSMITTAL. IF ANYONE MAKES ANY RECOMMENDATION OR REPRESENTATION TO YOU OR GIVES YOU ANY INFORMATION, YOU MUST NOT RELY ON THAT RECOMMENDATION, REPRESENTATION OR INFORMATION AS HAVING BEEN AUTHORIZED BY US.

   December 10, 2003

--------------------------------------------------------------------------------


You or your broker, dealer, commercial bank, trust company or nominee should send or deliver the Letter of Transmittal and certificates for shares and any other required documents to the Depository at one of its addresses listed below.

                        The Depository for the offer is:

                                    OTR, INC.

By Registered or Certified Mail,                    By Facsimile Transmission:
   Hand or Overnight Courier:                   (for Eligible Institutions Only)
            OTR, Inc.                                     (503) 273-9168
  1000 SW Broadway, Suite 920                          For Confirmation Call:
  Portland, Oregon 97205-3061                             (503) 225-0375


Any questions or requests for assistance may be directed to the Information Agent at the address and telephone numbers listed below. Requests for additional copies of this Offer to Purchase, the related Letter of Transmittal or the Notice of Guaranteed Delivery may be directed to the Information Agent at the address and telephone numbers listed below. You may also contact your broker, dealer, commercial bank, trust company or nominee for assistance concerning the offer. To confirm delivery of shares, you are directed to contact the Depository.

                     The Information Agent for the offer is:

                                  Kristi Dunlap
                            Elmer's Restaurants, Inc.
                              11802 SE Stark Street
                                 P.O. Box 16938
                             Portland, OR 97292-0938
                                 (503) 252-1485

                                                               EXHIBIT (a)(1)(B)

                              LETTER OF TRANSMITTAL

                      TO ACCOMPANY SHARES OF COMMON STOCK,
                             NO PAR VALUE PER SHARE
                                       OF

                            ELMER'S RESTAURANTS, INC.

          TENDERED UNDER THE OFFER TO PURCHASE DATED DECEMBER 10, 2003

   THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., PACIFIC TIME, ON WEDNESDAY, JANUARY 14, 2004, UNLESS THE OFFER IS EXTENDED.

                        THE DEPOSITORY FOR THE OFFER IS:

                                    OTR, INC.

By Registered or Certified Mail,                   By Facsimile Transmission:
   Hand or Overnight Courier:                   (For Eligible Institutions Only)
           OTR, Inc.                                     (503) 273-9168
  1000 SW Broadway, Suite 920                        For Confirmation Call:
  Portland, Oregon 97205-3061                            (503) 225-0375


                     THE INFORMATION AGENT FOR THE OFFER IS:

                    KRISTI DUNLAP, ELMER'S RESTAURANTS, INC.
                                 (503) 252-1485

All questions regarding the offer should be directed to the Information Agent, Kristi Dunlap, at the address and telephone numbers set forth on the back cover of the Offer to Purchase.

THIS LETTER OF TRANSMITTAL, INCLUDING THE ACCOMPANYING INSTRUCTIONS, AND THE OFFER TO PURCHASE SHOULD BE READ CAREFULLY BEFORE YOU COMPLETE THIS LETTER OF TRANSMITTAL.

DELIVERY OF THIS LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN THAT SHOWN ABOVE FOR THE DEPOSITORY OR TRANSMISSION OF A FACSIMILE OF THE LETTER OF TRANSMITTAL TO A DIFFERENT FACSIMILE NUMBER THAN THAT SHOWN ABOVE FOR THE DEPOSITORY WILL NOT CONSTITUTE VALID DELIVERY. DELIVERIES TO ELMER'S RESTAURANTS, INC., OR KRISTI DUNLAP, THE INFORMATION AGENT FOR THE OFFER, MAY CAUSE A DELAY IN THE PROCESS AND THEREFORE MAY NOT BE DEEMED TO BE PROPERLY TENDERED.

LIST BELOW THE CERTIFICATE NUMBERS AND NUMBER OF SHARES TO WHICH THIS LETTER OF TRANSMITTAL RELATES. IF THE SPACE PROVIDED BELOW IS INADEQUATE, LIST THE CERTIFICATE NUMBERS TENDERED ON A SEPARATELY EXECUTED AND SIGNED SCHEDULE AND AFFIX THE SCHEDULE TO THIS LETTER OF TRANSMITTAL. THE NAMES AND ADDRESSES OF THE HOLDERS SHOULD BE PRINTED, IF NOT ALREADY PRINTED BELOW, EXACTLY AS THEY APPEAR ON THE CERTIFICATES REPRESENTING THE SHARES TENDERED HEREBY. THE SHARES THAT THE UNDERSIGNED WISHES TO TENDER SHOULD BE INDICATED IN THE APPROPRIATE BOXES.

                         DESCRIPTION OF SHARES TENDERED
                           (SEE INSTRUCTIONS 3 AND 4)
--------------------------------------------------------------------------------
                                               CERTIFICATE(S) ENCLOSED
NAME(S) AND ADDRESS(ES) OF REGISTERED   |_| CHECK HERE IF ANY CERTIFICATE(S)
HOLDER(S)                               FOR TENDERED SHARES HAVE BEEN LOST,
(PLEASE FILL IN BLANK)                  STOLEN, DESTROYED OR MUTILATED. SEE
                                        INSTRUCTION 12.
--------------------------------------------------------------------------------

                                                     NUMBER OF SHARES   NUMBER
                                        CERTIFICATE   REPRESENTED BY   OF SHARES
                                         NUMBER(S)    CERTIFICATE(S)*  TENDERED*

                                        ----------------------------------------




                                        ----------------------------------------




                                        ----------------------------------------




                                        ----------------------------------------




                                        ----------------------------------------




--------------------------------------------------------------------------------

* If you desire to tender fewer than all Shares evidenced by any certificates listed, indicate in this column the number of shares you wish to tender. Otherwise, all shares evidenced by such certificates will be deemed to have been tendered. See Instruction 4.


INDICATE BELOW THE ORDER (BY CERTIFICATE NUMBER) IN WHICH SHARES ARE TO BE PURCHASED IN THE EVENT OF PRORATION. IF YOU DO NOT DESIGNATE AN ORDER, IN THE EVENT OF PRORATION, SHARES WILL BE SELECTED FOR PURCHASE BY THE DEPOSITORY. SEE INSTRUCTION 7.

1ST:                      2ND:                    3RD:                      4TH:

--------------------------------------------------------------------------------

This Letter of Transmittal is to be used only if certificates for shares are to be forwarded with it, or such certificates will be delivered under a Notice of Guaranteed Delivery previously sent to the Depository.

If a shareholder desires to tender shares under the offer and such shareholder's share certificates are not immediately available or cannot be delivered to the Depository by the expiration date of the offer, or if the other required documents cannot be delivered to the Depository by the expiration date of the offer, the shares may nevertheless be tendered according to the guaranteed delivery procedures set forth in Section 3 of the Offer to Purchase. See Instruction 2.


|_| CHECK HERE IF CERTIFICATES FOR TENDERED SHARES ARE BEING DELIVERED UNDER A NOTICE OF GUARANTEED DELIVERY PREVIOUSLY SENT TO THE DEPOSITORY AND COMPLETE THE FOLLOWING:


Name(s) of Registered Holder(s):
                                 -----------------------------------------------

Date of Execution of Notice of Guaranteed Delivery:
                                                    ----------------------------

Name of Institution that Guaranteed Delivery:
                                              ----------------------------------

Account Number:
                ----------------------------------------------------------------

--------------------------------------------------------------------------------

To OTR, Inc:

The undersigned hereby tenders to Elmer's Restaurants, Inc., an Oregon corporation ("Elmer's"), the above-described shares of Elmer's common stock, no par value per share, at a purchase price of $6.43 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in Elmer's Offer to Purchase, dated December 10, 2003, receipt of which is hereby acknowledged, and in this Letter of Transmittal, which together, as they may be amended and supplemented from time to time, constitute the offer.

Subject to and effective on acceptance for payment of the shares tendered hereby in accordance with the terms and subject to the conditions of the offer (including, if the offer is extended or amended, the terms and subject to the conditions of any such extension or amendment), the undersigned hereby sells, assigns and transfers to or upon the order of Elmer's all right, title and interest in and to all shares tendered hereby and hereby irrevocably constitutes and appoints the Depository as attorney-in-fact of the undersigned with respect to such shares, with the full knowledge that the Depository also acts as the agent of Elmer's, with full power of substitution, such power of attorney being an irrevocable power coupled with an interest, to:

(a) deliver certificates for such shares, together in either such case with all accompanying evidences of transfer and authenticity, to or upon the order of Elmer's , upon receipt by the Depository, as the undersigned's agent, of the purchase price with respect to such shares;

(b) present certificates for such shares for cancellation and transfer on Elmer's books; and

(c) receive all benefits and otherwise exercise all rights of beneficial ownership of such shares, subject to the next paragraph, all in accordance with the terms of the offer.

The undersigned hereby covenants, represents and warrants to Elmer's that:

(a) the undersigned understands that tendering of shares under any one of the procedures described in Section 3 of the Offer to Purchase and in the instructions hereto will constitute the undersigned's acceptance of the terms and conditions of the offer, including the undersigned's representation and warranty that (i) the undersigned has a net long position in shares or equivalent securities at least equal to the shares tendered within the meaning of Rule 14e-4 under the Securities Exchange Act of 1934, as amended, and (ii) such tender of shares complies with Rule 14e-4;

(b) the undersigned has full power and authority to tender, sell, assign and transfer the shares tendered hereby and that, when and to the extent Elmer's accepts the shares for purchase, Elmer's will acquire good, marketable and unencumbered title to them, free and clear of all security interests, liens, charges, encumbrances, conditional sales agreements or other obligations relating to their sale or transfer, and not subject to any adverse claim; and

(c) on request, the undersigned will execute and deliver any additional documents the Depository or Elmer's deems necessary or desirable to complete the assignment, transfer and purchase of the shares tendered hereby.

The names and addresses of the registered holders should be printed, if they are not already printed above, exactly as they appear on the certificates representing shares tendered hereby. The certificate numbers, the number of shares represented by such certificates, and the number of shares that the undersigned wishes to tender, should be set forth in the appropriate boxes above.

The undersigned understands that Elmer's is offering to purchase 204,200 shares and will pay $6.43 per share, net to the seller in cash, without interest, for shares properly tendered and not properly withdrawn in the offer, on the terms and subject to the conditions of the offer, including the proration provisions described in the Offer to Purchase.

--------------------------------------------------------------------------------

The undersigned understands that, because of the proration provisions described in the Offer to Purchase, all of the shares tendered may not be purchased if more than the number of shares Elmer's seeks to purchase in the offer are properly tendered. The undersigned understands that shares not purchased in the offer because of proration will be returned promptly after the expiration of the offer. The undersigned understands that Elmer's has reserved the right, in its sole discretion, to purchase more than 204,200 shares in the offer, subject to applicable law.

The undersigned recognizes that under certain circumstances set forth in the Offer to Purchase, Elmer's may terminate or amend the offer or may postpone the acceptance for payment of, or the payment for, shares tendered or may accept for payment fewer than all of the shares tendered hereby. The undersigned understands that certificate(s) for any shares not tendered or not purchased will be returned to the undersigned at the address indicated above. The undersigned recognizes that Elmer's has no obligation under box captioned "Special Payment Instructions" on the next page of this Letter of Transmittal to transfer any certificate for shares from the name of its registered holder, if Elmer's purchases none of the shares represented by such certificate.

The undersigned understands that acceptance of shares by Elmer's for payment will constitute a binding agreement between the undersigned and Elmer's upon the terms and subject to the conditions of the offer.

The check for the aggregate net purchase price for such of the tendered shares as are purchased by Elmer's will be issued to the order of the undersigned and mailed to the address indicated above unless otherwise indicated under either the box captioned "Special Payment Instructions" or the box captioned "Special Delivery Instructions" on the next page.

All authority conferred or agreed to be conferred in this Letter of Transmittal shall survive the death or incapacity of the undersigned and any obligations or duties of the undersigned under this Letter of Transmittal shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned. Except as stated in the Offer to Purchase, this tender is irrevocable.


                                    ODD LOTS
               (See Instruction 10 to this Letter of Transmittal)

         To be completed ONLY if shares are being tendered by or on behalf of a person owning beneficially or of record an aggregate of fewer than 100 shares.

         On the date hereof, the undersigned either (check one box):

         [ ] owned beneficially or of record an aggregate of fewer than 100 shares, and is tendering all of such shares or;

         [ ] is a broker, dealer, commercial bank, trust company or other nominee which: (1) is tendering for the beneficial owners thereof, shares with respect to which it is the record owner, and (2) believes based upon representations made to it by such beneficial owners, that each such person was the beneficial owner of an aggregate of fewer than 100 shares and is tendering all of such shares.

---------------------------------------  ---------------------------------------
    SPECIAL PAYMENT INSTRUCTIONS              SPECIAL DELIVERY INSTRUCTIONS
  (SEE INSTRUCTIONS 1, 5, 6 AND 8)            (SEE INSTRUCTIONS 1, 5 AND 8)

To be completed ONLY if the check for    To be completed ONLY if the check for
the purchase price of shares purchased   the purchase price of shares purchased
is to be issued in the name of someone   is to be sent to someone other than the
other than the undersigned.              undersigned or to the undersigned at an
                                         address other than that shown above.


           Issue checks to:                         Deliver check to:

Name:                                    Name:
     ----------------------------------       ----------------------------------
              (PLEASE PRINT)                          (PLEASE PRINT)

Address:                                 Address:
        -------------------------------          -------------------------------

---------------------------------------  ---------------------------------------

---------------------------------------  ---------------------------------------
            (INCLUDE ZIP CODE)                       (INCLUDE ZIP CODE)



---------------------------------------  ---------------------------------------
  (TAXPAYER IDENTIFICATION OR SOCIAL       (TAXPAYER IDENTIFICATION OR SOCIAL
          SECURITY NUMBER)                            SECURITY NUMBER)
  (SEE SUBSTITUTE FORM W-9 INCLUDED        (SEE SUBSTITUTE FORM W-9 INCLUDED
            HEREWITH)                                   HEREWITH)
--------------------------------------------------------------------------------




                  PLEASE READ THIS ENTIRE LETTER OF TRANSMITTAL
                           CAREFULLY BEFORE COMPLETING

--------------------------------------------------------------------------------

                            SHAREHOLDER(S) SIGN HERE:
                           (SEE INSTRUCTIONS 1 AND 5)
             (PLEASE COMPLETE SUBSTITUTE FORM W-9 INCLUDED HEREWITH)

MUST BE SIGNED BY REGISTERED HOLDER(S) EXACTLY AS NAME(S) APPEAR(S) ON STOCK CERTIFICATE(S) OR ON A SECURITY POSITION LISTING OR BY PERSON(S) AUTHORIZED TO BECOME REGISTERED HOLDER(S) BY STOCK CERTIFICATE(S) AND DOCUMENTS TRANSMITTED HEREWITH. IF A SIGNATURE IS BY AN OFFICER ON BEHALF OF A CORPORATION OR BY AN EXECUTOR, ADMINISTRATOR, TRUSTEE, GUARDIAN, ATTORNEY-IN-FACT, AGENT OR OTHER PERSON ACTING IN A FIDUCIARY OR REPRESENTATIVE CAPACITY, PLEASE PROVIDE FULL TITLE AND SEE INSTRUCTION 5.

--------------------------------------------------------------------------------

                            (AUTHORIZED SIGNATURE(S))

Dated:
        ---------------------------------------------------

Name(s):
          ----------------------------------------------------------------------
                                 (PLEASE PRINT)

Capacity (full title):
                        --------------------------------------------------------
                                 (IF APPLICABLE)

Address:
          ----------------------------------------------------------------------


          ----------------------------------------------------------------------


          ----------------------------------------------------------------------
                              (INCLUDING ZIP CODE)



--------------------------------------------------------------------------------
               (TAXPAYER IDENTIFICATION OR SOCIAL SECURITY NUMBER)
                   (SEE SUBSTITUTE FORM W-9 INCLUDED HEREWITH)


(Area Code) Telephone Number:
                               -------------------------------------------------


                            GUARANTEE OF SIGNATURE(S)
                           (SEE INSTRUCTIONS 1 AND 5)


--------------------------------------------------------------------------------
                            (AUTHORIZED SIGNATURE(S))

Dated:
        ------------------------------------------------------

Name(s):
          ----------------------------------------------------------------------
                                 (PLEASE PRINT)

Title:
        ------------------------------------------------------------------------


Name of Firm:
               -----------------------------------------------------------------

Address:
          ----------------------------------------------------------------------


          ----------------------------------------------------------------------


          ----------------------------------------------------------------------
                              (INCLUDING ZIP CODE)


(Area Code) Telephone Number:
                               -------------------------------------------------

--------------------------------------------------------------------------------
                      INSTRUCTIONS TO LETTER OF TRANSMITTAL
                     FORMING PART OF THE TERMS OF THE OFFER
                                       OF
                            ELMER'S RESTAURANTS, INC.

1. GUARANTEE OF SIGNATURES. No signature guarantee is required if either:

(a) this Letter of Transmittal is signed by the registered holder of the shares exactly as the name of the registered holder appears on the certificate, tendered with this Letter of Transmittal, and such holder has not completed either the box captioned "Special Payment Instructions" or the box captioned "Special Delivery Instructions" above; or

(b) such shares are tendered for the account of an "eligible guarantor institution," which term includes a bank, broker, dealer, credit union, savings association or other entity which is a member in good standing of the Securities Transfer Agents Medallion Program or a bank, broker, dealer, credit union, savings association or other entity which is an "eligible guarantor institution," as such term is defined in Rule 17Ad-15 under the Securities Exchange Act of 1934, as amended. In all other cases, signatures must be guaranteed by an eligible guarantor institution. See Instruction 5.

2. DELIVERY OF LETTER OF TRANSMITTAL AND CERTIFICATES; GUARANTEED DELIVERY PROCEDURES. This Letter of Transmittal is to be used only if certificates are delivered with it to the Depository, or such certificates will be delivered under a Notice of Guaranteed Delivery previously sent to the Depository, together in each case with a properly completed and duly executed Letter of Transmittal or manually signed facsimile of it, or an agent's message (as described below), and any other documents required by this Letter of Transmittal, must be received by the Depository at the appropriate address set forth herein before the expiration date.

If a shareholder desires to tender shares under the offer and such shareholder's share certificates are not immediately available or cannot be delivered to the Depository by the expiration date of the offer, or if the other required documents cannot be delivered to the Depository by the expiration date of the offer, the shares may nevertheless be tendered, provided that all of the following conditions are satisfied:

(a) the tender is made by or through an eligible guarantor institution;

(b) the Depository receives by hand, mail, overnight courier, telegram or facsimile transmission, before the expiration date, a properly completed and duly executed Notice of Guaranteed Delivery in the form provided with the Offer to Purchase, including (where required) a signature guarantee by an eligible guarantor institution in the form set forth in such Notice of Guaranteed Delivery; and

(c) the certificates for all tendered shares, in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal, or a manually signed facsimile thereof, and any required signature guarantees, or an agent's message, or other documents required by this Letter of Transmittal, are received by the Depository within three trading days on the Nasdaq Small Cap Market after the date of receipt by the Depository of the Notice of Guaranteed Delivery.

THE METHOD OF DELIVERY OF ALL DOCUMENTS, INCLUDING CERTIFICATES FOR SHARES, THE LETTER OF TRANSMITTAL AND ANY OTHER REQUIRED DOCUMENTS, IS AT THE ELECTION AND RISK OF THE TENDERING SHAREHOLDER. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

Elmer's will not accept any alternative, conditional or contingent tenders, nor will it purchase any fractional shares. All tendering shareholders, by execution of this Letter of Transmittal, or a facsimile of it, waive any right to receive any notice of the acceptance of their tender.

3. INADEQUATE SPACE. If the space provided in the box captioned "Description of Shares Tendered" is inadequate, the certificate numbers and/or the number of shares should be listed on a separate signed schedule and attached to this Letter of Transmittal.

4. PARTIAL TENDERS AND UNPURCHASED SHARES. If fewer than all of the shares evidenced by any certificate are to be tendered, fill in the number of shares that are to be tendered in the column entitled "Number of Shares Tendered." In such case, if any tendered shares are purchased, a new certificate for the remainder of the shares evidenced by the old certificates will be issued and sent to the registered holder(s) promptly after the expiration date. Unless otherwise indicated, all shares represented by the certificates listed and delivered to the Depository will be deemed to have been tendered.

5. SIGNATURES ON LETTER OF TRANSMITTAL, STOCK POWERS AND ENDORSEMENTS.

(a) If this Letter of Transmittal is signed by the registered holder(s) of the shares tendered hereby, the signature(s) must correspond exactly with the name(s) as written on the face of the certificate(s) without any change whatsoever.

(b) If the shares are registered in the names of two or more joint holders, each such holder must sign this Letter of Transmittal.

(c) If any tendered shares are registered in different names on several certificates, it will be necessary to complete, sign and submit as many separate letters of transmittal, or photocopies of it, as there are different registrations of certificates.

(d) When this Letter of Transmittal is signed by the registered holder(s) of the shares listed and transmitted hereby, no endorsements of certificate(s) representing such shares or separate stock powers are required unless (i) payment is to be made or (ii) the certificate(s) for shares not tendered or not purchased are to be issued to a person other than the registered holder(s). If this Letter of Transmittal is signed by a person other than the registered holder(s) of the certificate(s) listed, or if payment is to be made or the certificate(s) for shares not tendered or not purchased are to be issued to a person other than the registered holder(s), the certificate(s) must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear(s) on the certificate(s), AND THE SIGNATURE(S) ON SUCH CERTIFICATE(S) OR STOCK POWER(S) MUST BE GUARANTEED BY AN ELIGIBLE GUARANTOR INSTITUTION. See Instruction 1.

(e) If this Letter of Transmittal or any certificates or stock powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing and must submit proper evidence to the Depository that is satisfactory to Elmer's of their authority to so act.

6. STOCK TRANSFER TAXES. Except as provided in this Instruction 6, no stock transfer tax stamps or funds to cover such stamps need to accompany this Letter of Transmittal. Elmer's will pay or cause to be paid any stock transfer taxes payable, if any, on the transfer to it of shares purchased under the offer. If, however:

(a) payment of the purchase price is to be made to any person other than the registered holder(s); or

(b) tendered certificates are registered in the name of any person(s) other than the person(s) signing this Letter of Transmittal;

then the amount of any stock transfer taxes, if any (whether imposed on the registered holder(s), such other person(s) or otherwise), payable on account thereof will be deducted from the purchase price unless satisfactory evidence of the payment of such taxes or an exemption from them is submitted.

7. ORDER OF PURCHASE IN EVENT OF PRORATION. As described in Section 1 of the Offer to Purchase, shareholders may designate the order in which their shares are to be purchased in the event of proration. The order of purchase may have an effect on the federal income tax classification of any gain or loss on the shares purchased. See Sections 1 and 13 of the Offer to Purchase.

8. SPECIAL PAYMENT AND DELIVERY INSTRUCTIONS. If check(s) are to be issued in the name of a person other than the signer of this Letter of Transmittal or if such check(s) are to be sent to someone other than the person signing this Letter of Transmittal or to the signer at a different address, the boxes captioned "Special Payment Instructions" and/or "Special Delivery Instructions" on the Letter of Transmittal should be completed as applicable and signatures must be guaranteed as described in Instructions 1 and 5.

9. IRREGULARITIES. All questions as to the number of shares to be accepted, the price to be paid for shares to be accepted, and the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of shares will be determined by Elmer's, in its sole discretion, and Elmer's determination will be final and binding on all parties. Elmer's reserves the absolute right to reject any or all tenders of any shares that it determines are not in proper form or the acceptance for payment of or payment for which Elmer's determines may be unlawful. Elmer's also reserves the absolute right to waive any of the conditions of the offer. Elmer's also reserves the right to waive any defect or irregularity in any tender with respect to any particular shares or any particular shareholder. Elmer's interpretation of the terms of the offer will be final and binding on all parties. No tender of shares will be deemed to have been properly made until all defects or irregularities have been cured by the tendering shareholder or waived by Elmer's, the Depository, the Information Agent and any other person are not under any duty to give notification of any defects or irregularities in any tender and will not incur any liability for failure to give any such notification.

10. ODD LOTS. As described in Section 2 of the Offer to Purchase, if Elmer's is to purchase fewer than all shares tendered before the expiration date and not properly withdrawn, the shares purchased first will consist of all shares tendered by an shareholder who owned beneficially or of record an aggregate of fewer than 100 shares and who tenders all of such holder's shares. This preference will not be available unless all of such holder's shares are tendered. This preference will not be available unless the section captioned "Odd Lots" is completed.

11. QUESTIONS AND REQUESTS FOR ASSISTANCE AND ADDITIONAL COPIES. Any questions or requests for assistance or for additional copies of the Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery may be directed to the Information Agent at the telephone number and address set forth below.

                                  KRISTI DUNLAP
                              11802 SE Stark Street
                                 P.O. Box 16938
                             Portland, OR 97292-0938
                                 (503) 252-1485
                       kristidunlap@elmers-restaurants.com

Shareholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the offer.

12. SUBSTITUTE FORM W-9. Under the U.S. federal income tax laws, the Depository will be required to backup withhold a portion of the amount of any payments made to certain shareholders pursuant to the offer. In order to avoid such backup withholding, each tendering shareholder, and, if applicable, each other payee, must provide the Depository with such shareholder's or payee's correct taxpayer identification number and certify that such shareholder or payee is not subject to such backup withholding by completing the Substitute Form W-9 included with this Letter of Transmittal. In general, if a shareholder or payee is an individual, the taxpayer identification number is the social security number of such individual. If the Depository is not provided with the correct taxpayer identification number, the shareholder or payee may be subject to a $50 penalty imposed by the Internal Revenue Service. Certain shareholders or payees (including, among others, all corporations and certain foreign shareholders) are not subject to these backup withholding and reporting requirements. In order to satisfy the Depository that a foreign shareholder qualifies as an exempt recipient, such shareholder or payee must submit an IRS Form W-8 BEN or other applicable form, signed under penalties of perjury, attesting to that shareholder's exempt status. The applicable form can be obtained from the Depository. For further information concerning backup withholding and instructions for completing the Substitute Form W-9 (including how to obtain a taxpayer identification number if you do not have one and how to complete the Substitute Form W-9 if shares are held in more than one name), consult the enclosed Substitute Form W-9 and the instructions set forth thereon.

Failure to complete the Substitute Form W-9 will not, by itself, cause shares to be deemed invalidly tendered, but may require the Depository to backup withhold a portion of the amount of any payments made pursuant to the offer. Backup withholding is not an additional federal income tax. Rather, the federal income tax liability of a person subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained provided that the required information is furnished to the Internal Revenue Service. Failure to complete and return the Substitute Form W-9 may result in backup withholding of a portion of any payments made to you pursuant to the offer. Please review the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 for additional details.

13. LOST, STOLEN, DESTROYED OR MUTILATED CERTIFICATES. If any certificate representing tendered shares has been lost, stolen, destroyed or mutilated, the shareholder may contact OTR, Inc., the transfer agent for Elmer's common stock, at (503) 225-0375, for instructions as to obtaining a replacement certificate. That certificate will then be required to be submitted together with this Letter of Transmittal in order to receive payment for shares that are tendered and accepted for payment. Such shareholder may be required to post a bond to secure against the risk that the certificate(s) may be subsequently recirculated. Shareholders are urged to contact the transfer agent immediately in order to permit timely processing of this documentation and to determine if the posting of a bond is required. This Letter of Transmittal and related documents cannot be processed until the procedures for replacing lost, stolen, misplaced or destroyed certificates have been followed.

IMPORTANT: THIS LETTER OF TRANSMITTAL OR A MANUALLY SIGNED FACSIMILE OF IT (TOGETHER WITH CERTIFICATE(S) FOR SHARES AND ALL OTHER REQUIRED DOCUMENTS) OR, IF APPLICABLE, THE NOTICE OF GUARANTEED DELIVERY MUST BE RECEIVED BY THE DEPOSITORY BEFORE THE EXPIRATION DATE.

-------------------------------------------------------------------------------------------------------------------
SUBSTITUTE                                      PART 1--Taxpayer Identification Number (TIN)--Enter
FORM W-9                                        your TIN in the appropriate box. For individuals,
                                                this is your social security number. For              ------------------------------
DEPARTMENT OF THE TREASURY                      entities, it is your employer identification              Social Security Number
INTERNAL REVENUE SERVICE                        number. If you do not have a TIN, see "How to
                                                Obtain a TIN" in the enclosed Guidelines.                          OR
PAYER'S REQUEST FOR TAXPAYER
IDENTIFICATION NUMBER (TIN) AND                 Note: If the account is in more than one name,        ------------------------------
CERTIFICATION                                   see the chart in the enclosed Guidelines to           Employer Identification Number
                                                determine what number to enter.
                                            ----------------------------------------------------------------------------------------

                                                PART 2--Certification--Under penalties of perjury, I certify that:
                                                (1) The number shown on this form is my correct Taxpayer Identification Number
                                                (or I am waiting for a number to be issued to me);
                                                (2) I am not subject to backup withholding either because (i) I am exempt from backup withholding, (ii) I have not been notified by the Internal Revenue
                                                Service ("IRS") that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (iii) the IRS has notified me that I am no longer subject to backup withholding; and
                                                (3) I am a U.S. person (including a U.S. resident alien).
                                            ----------------------------------------------------------------------------------------

                                                Certification Instructions--You must cross out Item 2 of Part 2 above if you have been notified by the IRS that you are subject to backup withholding because of underreporting interest or dividends on your tax return. For real estate transactions, Item 2 of Part 2 does not apply. For mortgage interest paid, acquisition or abandonment of secured property, cancellation of debt, contributions to an individual retirement arrangement, and generally, payments other than interest and dividends, you are not required to sign the
                                                Certification, but you must provide your correct TIN.

                                                Signature:                                                Date:
                                                          ------------------------------------------------     ---------------------

                                                Name (Please Print):
                                                                    ----------------------------------------------------------------



NOTE: FAILURE TO COMPLETE AND RETURN THIS FORM MAY RESULT IN BACKUP WITHHOLDING OF A PORTION OF ANY AMOUNTS PAID TO YOU PURSUANT
TO THE OFFER. PLEASE REVIEW THE ENCLOSED GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9
FOR ADDITIONAL DETAILS.


--------------------------------------------------------------------------------

             GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
                          NUMBER ON SUBSTITUTE FORM W-9

The following guidelines are to assist you in completing the Substitute Form W-9 to be delivered to the Depository with the Letter of Transmittal. For more detailed instructions, consult with your tax advisor or the Internal Revenue Service. Unless otherwise specified, all section references in these guidelines are references to the Internal Revenue Code of 1986, as amended.

HOW TO OBTAIN A TIN.--If you don't have a taxpayer identification number or you don't know your number, obtain Form SS-5, Application for a Social Security Number Card (for U.S. resident individuals), or Form SS-4, Application for Employer Identification Number (for U.S. businesses and other entities), at the local office of the Social Security Administration or the Internal Revenue Service and apply for a number.

If you are awaiting a TIN at the time that you give the Substitute Form W-9 to the requester, you will generally have 60 days to obtain the TIN and furnish it to the requester. If the requester does not receive the TIN within 60 days, backup withholding, if applicable, will begin and will continue until you furnish your TIN to the requester.

GUIDELINES FOR DETERMINING THE PROPER IDENTIFICATION NUMBER TO GIVE THE PAYER.--Social Security numbers have nine digits separated by two hyphens: i.e., 000-00-0000. Employer identification numbers have nine digits separated by only one hyphen: i.e., 00-0000000. The table below will help determine the number to give the payer.

--------------------------------------------------------------------------------

FOR THIS TYPE OF ACCOUNT:                       GIVE NAME AND SSN OF:
--------------------------------------------------------------------------------
1.   Individual                                 The individual

2.   Two or more individuals (joint account)    The actual owner of the account
                                                or, if combined funds, the first
                                                individual on the account(1)

3.   Custodian account of a minor               The minor(2)
     (Uniform Gift to Minors Act)

4.   a. The usual revocable savings trust       The grantor-trustee(1)
        (grantor is also trustee)
     b. So-called trust account that is         The actual owner(1)
        not a legal orvalid trust under
        state law

5.   Sole proprietorship                        The owner(3)
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------

FOR THIS TYPE OF ACCOUNT:                       GIVE NAME AND SSN OF:
--------------------------------------------------------------------------------
6.   A valid trust, estate, or pension trust    Legal entity(4)

7.   Corporate                                  The corporation

8. Association, club, religious, charitable, The organization educational, or other tax-exempt organization

9.   Partnership                                The partnership

10.  A broker or registered nominee             The broker or nominee

11.  Account with the Department of             The public entity
     Agriculture in the name of a public
     entity (such as a state or local
     government, school district, or prison)
     that receives agricultural program payments
--------------------------------------------------------------------------------

     (1) List first and circle the name of the person whose number you furnish. If only one person on a joint account has an SSN, that person's number must be furnished.
     (2) Circle the minor's name and furnish the minor's SSN.
     (3) YOU MUST SHOW YOUR INDIVIDUAL NAME, but you may also enter your business or "DBA" name. You may use either your SSN or EIN (if you have one).
     (4) List first and circle the name of the legal trust, estate, or pension trust. (Do not furnish the TIN of the personal representative or trustee unless the legal entity itself is not designated in the account title.)


Please note that if no name is circled when more than one name is listed, the number will be considered to be that of the first name listed.

--------------------------------------------------------------------------------
                                     Page 2

PAYEES EXEMPT FROM BACKUP WITHHOLDING
Payees specifically exempt from backup withholding on ALL payments include the following:

(1) An organization exempt from tax under section 501(a), an individual retirement plan or a custodial account under section 403(b)(7) if the account satisfies the requirements of section 401(f)(2).
(2)    The United States or any agency or instrumentality thereof.
(3) A State, the District of Columbia, a possession of the United States, or any subdivision or instrumentality thereof.
(4) A foreign government, a political subdivision of a foreign government, or any agency or instrumentality thereof.
(5)    An international organization or any agency or instrumentality thereof.

Other payees that may be exempt from backup withholding include the following:

(6)    A corporation.
(7)    A foreign central bank of issue.
(8) A dealer in securities or commodities required to registered in the United States, the District of Columbia, or a possession of the United States.
(9) A futures commission merchant registered with the Commodity Futures Trading Commission.
(10)   A real estate investment trust.
(11) An entity registered at all times during the tax year under the Investment Company Act of 1940.
(12)   A common trust fund operated by a bank under section 584(a).
(13)   A financial institution.
(14)   A middleman known in the investment community as a nominee or custodian.
(15)   An exempt charitable remainder trust, or a non-exempt trust described in section 4947(a)(1).


For interest and dividend payments, all listed payees are exempt except the payee in item (9). For broker transactions, all payees listed in items (1) through (13) are exempt, and a person registered under the Investment Advisors Act of 1940 who regularly acts as broker is also exempt. For barter exchange transactions and patronage dividends, only payees listed in items (1) through
(5) are exempt from backup withholding. Payments subject to reporting under sections 6041 and 6041A are generally exempt from backup withholding only if made to payees listed in items (1) through (7).

EXEMPT PAYEES DESCRIBED ABOVE SHOULD FILE SUBSTITUTE FORM W-9 TO AVOID POSSIBLE ERRONEOUS BACKUP WITHHOLDING. FILE SUBSTITUTE FORM W-9 WITH THE PAYER, FURNISH YOUR TAXPAYER IDENTIFICATION NUMBER, WRITE `EXEMPT' ON THE FACE OF THE FORM, AND RETURN IT TO THE PAYER. IF THE PAYMENTS ARE INTEREST, DIVIDENDS, OR PATRONAGE DIVIDENDS, ALSO SIGN AND DATE THE FORM.


PAYMENTS NOT GENERALLY SUBJECT TO BACKUP WITHHOLDING
Payment of dividends and patronage dividends not generally subject to backup withholding include the following:

(1)    Payments to nonresident aliens subject to withholding under section 1441.
(2) Payments to partnerships not engaged in a trade or business in the U.S. and which have at least one nonresident partner.
(3) Payments of patronage dividends where the amount received is not paid in money.
(4)    Payments made by certain foreign organizations.
(5)    Section 404(k) payments made by an FSOP.


Payments of interest not generally subject to backup withholding include the following:

(1) Payments of interest on obligations issued by individuals. (Note: You may be subject to backup withholding if this interest is $600 or more and is paid in the course of the payer's trade or business and you have not provided your correct taxpayer identification number to the payer.)
(2) Payments of tax-exempt interest (including exempt-interest dividends under section 852).
(3)    Payments described in section 6049(b)(5) to non-resident aliens.
(4)    Payments made by certain foreign organizations.
(5)    Mortgage or student loan interest paid to you.


Certain payments, other than interest, dividends and patronage dividends, that are not subject to information reporting are also not subject to backup withholding. For details, see the regulations under sections 6041, 6041A, 6045 and 6050A.

PENALTIES
PENALTY FOR FAILURE TO FURNISH TAXPAYER IDENTIFICATION NUMBER. If you fail to furnish your correct taxpayer identification number to a payer, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

CIVIL PENALTY FOR FALSE INFORMATION WITH RESPECT TO WITHHOLDER. If you make a false statement with no reasonable basis which results in no imposition of backup withholding, you are subject to a penalty of $500.

CRIMINAL PENALTY FOR FALSIFYING INFORMATION. Falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

PRIVACY ACT NOTICE--Section 6109 requires most recipients of dividend, interest, or other payments to give their taxpayer identification numbers to payers who must report the payments to the IRS. The IRS uses the numbers for identification purposes. Payers must be given the numbers whether or not recipients are required to file tax returns. Payers must generally withhold 30% (29% after 2003) of taxable interest, dividend, and certain other payments to a payee who does not furnish a taxpayer identification number to a payer. Certain penalties may also apply (see above).

FOR ADDITIONAL INFORMATION CONTACT YOUR TAX ADVISOR OR THE INTERNAL REVENUE SERVICE.

                                                               EXHIBIT (a)(1)(C)
                        NOTICE OF GUARANTEED DELIVERY FOR

                            ELMER'S RESTAURANTS, INC.

          OFFER TO PURCHASE FOR CASH 204,200 SHARES OF ITS COMMON STOCK
                     AT A PURCHASE PRICE OF $6.43 PER SHARE

As set forth in Section 3 of the Offer to Purchase, dated December 10, 2003, you may use this Notice of Guaranteed Delivery, or a facsimile hereof, to accept the offer if:

     o your certificates representing shares of common stock, no par value per share, of Elmer's Restaurants, Inc., an Oregon corporation, are not immediately available or cannot be delivered to the Depository by the "expiration date" (as defined in Section 1 of the Offer to Purchase) of the offer; or

     o your other required documents cannot be delivered to the Depository by the expiration date of the offer.


This form, properly completed and duly executed, may be delivered by hand or transmitted by telegram, facsimile transmission, overnight courier or mail to the Depository so that it is received by the Depository before the expiration date. See Section 3 of the Offer to Purchase.

                        THE DEPOSITORY FOR THE OFFER IS:

                                    OTR, INC.

By Registered or Certified Mail,                  By Facsimile Transmission:
   Hand or Overnight Courier:                   (For Eligible Institutions Only
           OTR, Inc.                                    (503) 273-9168
  1000 SW Broadway, Suite 920                       For Confirmation Call:
  Portland, Oregon 97205-3061                           (503) 225-0375



   DELIVERY OF THIS NOTICE OF GUARANTEED DELIVERY TO AN ADDRESS OTHER THAN THAT SHOWN ABOVE FOR THE DEPOSITORY OR TRANSMISSION OF A FACSIMILE OF THE NOTICE OF GUARANTEED DELIVERY TO A DIFFERENT FACSIMILE NUMBER THAN THAT SHOWN ABOVE FOR THE DEPOSITORY WILL NOT CONSTITUTE VALID DELIVERY. DELIVERIES TO ELMER'S RESTAURANTS, INC., OR KRISTI DUNLAP, THE INFORMATION AGENT FOR THE OFFER, MAY CAUSE A DELAY IN THE PROCESS AND THEREFORE MAY NOT BE DEEMED TO BE PROPERLY TENDERED.

   THIS NOTICE OF GUARANTEED DELIVERY FORM IS NOT TO BE USED TO GUARANTEE SIGNATURES. IF A SIGNATURE ON THE LETTER OF TRANSMITTAL IS REQUIRED TO BE GUARANTEED BY AN "ELIGIBLE GUARANTOR INSTITUTION" (AS DEFINED IN SECTION 3 OF THE OFFER TO PURCHASE) UNDER THE INSTRUCTIONS THERETO, SUCH SIGNATURE MUST APPEAR IN THE APPLICABLE SPACE PROVIDED IN THE SIGNATURE BOX ON THE LETTER OF TRANSMITTAL.

--------------------------------------------------------------------------------

OTR, Inc.:

The undersigned hereby tenders to Elmer's the shares described below at the price per share of $6.43, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in Elmer's Offer to Purchase, dated December 10, 2003, and the related Letter of Transmittal, which together, as they may be amended and supplemented from time to time, constitute the offer, receipt of which is hereby acknowledged.



--------------------------------------------------------------------------------
                           (NUMBER OF SHARES TENDERED)


--------------------------------------------------------------------------------
               (CERTIFICATE NUMBERS (IF AVAILABLE AND APPLICABLE))


     DO NOT SEND SHARE CERTIFICATES WITH THIS NOTICE OF GUARANTEED DELIVERY.
       SHARE CERTIFICATES SHOULD BE SENT WITH YOUR LETTER OF TRANSMITTAL.




--------------------------------------------------------------------------------
                            (AUTHORIZED SIGNATURE(S))

   Dated:
         -------------------------------------

   Name(s) of Record Holder(s):
                               -------------------------------------------
                                         (PLEASE PRINT)
   Capacity (full title):
                         -------------------------------------------------
                                         (IF APPLICABLE)
   Address:
           ---------------------------------------------------------------


--------------------------------------------------------------------------



--------------------------------------------------------------------------
                              (INCLUDING ZIP CODE)



--------------------------------------------------------------------------
               (TAXPAYER IDENTIFICATION OR SOCIAL SECURITY NUMBER)


   (Area Code) Telephone Number:
                                ------------------------------------

                                    GUARANTEE
                    (NOT TO BE USED FOR SIGNATURE GUARANTEE)

   The undersigned, a bank, broker, dealer, credit union, savings association or other entity which is a member in good standing of the Securities Transfer Agents Medallion Program or a bank, broker, dealer, credit union, savings association or other entity which is an "eligible guarantor institution," as such term is defined in Rule 17Ad-15 under the Securities Exchange Act of 1934, as amended, each of the foregoing constituting an "Eligible Guarantor Institution," guarantees the delivery to the Depository of the shares tendered hereby, in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal, or a manually signed facsimile thereof, and any other required documents, all within three Nasdaq Small Cap Market trading days of the date hereof.


--------------------------------------------------------------------------------
                            (AUTHORIZED SIGNATURE(S))


   Dated:
         -------------------------------------

   Name(s):
           ---------------------------------------------------------------

                                 (PLEASE PRINT)
   Title:
         -----------------------------------------------------------------


   Name of Firm:
                ----------------------------------------------------------


   Address:
           ---------------------------------------------------------------


   -----------------------------------------------------------------------


   -----------------------------------------------------------------------
                              (INCLUDING ZIP CODE)


    (Area Code) Telephone Number:
                                 -----------------------------------------


THE METHOD OF DELIVERY OF THIS DOCUMENT IS AT THE ELECTION AND RISK OF THE TENDERING SHAREHOLDER. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

                                                               EXHIBIT (a)(1)(D)
ELMER'S RESTAURANT'S, INC.

                                                               December 10, 2003
To Our Shareholders:

Elmer's Restaurants, Inc., an Oregon corporation, is offering to purchase for cash 204,200 shares of its common stock from existing shareholders. The terms and conditions of the offer are explained in detail in the enclosed Offer to Purchase and the related Letter of Transmittal. I encourage you to read these materials carefully before making any decision with respect to the offer. The instructions on how to tender shares are also explained in detail in the accompanying materials.

You may tender all or only a portion of your shares. Elmer's will pay $6.43 per share, net to the seller in cash, without interest for shares properly tendered and not properly withdrawn in the offer, on the terms and subject to the terms and conditions of the offer, including the proration provisions. Because of the proration provisions described in the Offer to Purchase, all of the shares tendered may not be purchased if more than the number of shares Elmer's seeks to purchase are properly tendered. Shares not purchased in the offer will be returned promptly after the expiration of the offer. Elmer's has reserved the right, in its sole discretion, to purchase more than 204,200 shares in the offer, subject to applicable law.

Elmer's Board of Directors has approved the offer. However, neither Elmer's nor its Board of Directors makes any recommendation to you as to whether you should or should not tender your shares. You must make your own decision as to whether to tender your shares and, if so, how many shares to tender. Elmer's directors and executive officers have advised Elmer's that they intend to tender shares in the offer.

The offer will expire at 5:00 p.m., Pacific Time, on Wednesday, January 14, 2004, unless extended by Elmer's. If you have any questions regarding the offer or need assistance in tendering your shares, please contact Kristi Dunlap, the Information Agent for the offer, at (503) 252-1485.

                                           Sincerely,


                                           Bruce N. Davis
                                           Chairman of the Board
                                           and Chief Executive Officer

                                                               EXHIBIT (a)(1)(E)
                            ELMER'S RESTAURANTS, INC.

          OFFER TO PURCHASE FOR CASH 204,200 SHARES OF ITS COMMON STOCK
                     AT A PURCHASE PRICE OF $6.43 PER SHARE

   THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., PACIFIC TIME, ON WEDNESDAY, JANUARY 14, 2004, UNLESS THE OFFER IS EXTENDED.

                                                               December 10, 2003

To Brokers, Dealers, Commercial Banks,
Trust Companies and Other Nominees:

Elmer's Restaurants, Inc., an Oregon corporation, is offering to purchase for cash 204,200 shares of its common stock, no par value per share, upon the terms and subject to the conditions of the offer, as set forth in its Offer to Purchase, dated December 10, 2003, and in the related Letter of Transmittal (which together, as they may be amended and supplemented from time to time, constitute the offer).

Elmer's will pay $6.43 per share, net to the seller in cash, without interest, for shares properly tendered and not properly withdrawn in the offer, on the terms and subject to the conditions of the offer, including the proration provisions. Because of the proration provisions described in the Offer to Purchase, all of the shares tendered may not be purchased if more than the number of shares Elmer's seeks to purchase in the offer are properly tendered. Shares not purchased in the offer will be returned promptly after the expiration of the offer. Elmer's has reserved the right, in its sole discretion, to purchase more than 204,200 shares in the offer, subject to applicable law.

Upon the terms and subject to the conditions of the offer, if more than 204,200 shares, or such greater number of shares as Elmer's may elect to purchase, subject to applicable law, have been properly tendered and are not properly withdrawn before the expiration date, Elmer's will purchase such properly tendered shares on a pro rata basis with appropriate adjustments to avoid purchases of fractional shares. If proration of tendered shares is required, Elmer's will determine the proration factor promptly after the expiration date. The proration factor for each shareholder tendering shares will be based on the ratio that the number of shares properly tendered and not properly withdrawn by such shareholder bears to the total number of shares properly tendered and not properly withdrawn by all shareholders. The preliminary results of any proration will be announced by press release promptly after the expiration date. Shareholders may obtain preliminary proration information from the Information Agent and may be able to obtain such information from their brokers.

THE OFFER IS NOT CONDITIONED ON THE TENDER OF ANY MINIMUM NUMBER OF SHARES. THE OFFER IS, HOWEVER, SUBJECT TO OTHER CONDITIONS. SEE SECTION 6 OF THE OFFER TO PURCHASE.

For your information and for forwarding to your clients for whom you hold shares registered in your name or in the name of your nominee, Elmer's is enclosing the following documents:

1. Offer to Purchase, dated December 10, 2003;

2. Letter to clients that you may send to your clients for whose accounts you hold shares registered in your name or in the name of your nominee, with space provided for obtaining such clients' instructions with regard to the offer;

3. Letter to Elmer's Shareholders from the Chairman of the Board and Chief Executive Officer of Elmer's;

--------------------------------------------------------------------------------

4. Letter of Transmittal for your use and for the information of your clients (together with accompanying instructions, Substitute Form W-9, and Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9); and

5. Notice of Guaranteed Delivery to be used to accept the offer if the share certificates and all other required documents cannot be delivered to the Depository by the expiration date.

ELMER'S URGES YOU TO CONTACT YOUR CLIENTS AS PROMPTLY AS POSSIBLE. THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., PACIFIC TIME, ON WEDNESDAY, JANUARY 14, 2004, UNLESS THE OFFER IS EXTENDED.

No fees or commissions will be payable to brokers, dealers, commercial banks, trust companies or any other person for soliciting tenders of shares under the offer other than fees paid to the Information Agent, as described in the Offer to Purchase. Elmer's will, however, upon request, reimburse you for customary mailing and handling expenses incurred by you in forwarding any of the enclosed materials to the beneficial owners of shares held by you as a nominee or in a fiduciary capacity. Elmer's will pay or cause to be paid any stock transfer taxes applicable to its purchase of shares, except as otherwise provided in the Offer to Purchase and Letter of Transmittal.

In order to tender shares in the offer, a properly completed and duly executed Letter of Transmittal, or a manually signed facsimile thereof, including any required signature guarantees or an agent's message (as defined in the Offer to Purchase) and any other documents required by the Letter of Transmittal, should be sent to the Depository with either a certificate or certificates representing the tendered shares, all in accordance with the instructions set forth in the Offer to Purchase and Letter of Transmittal.

If a shareholder desires to tender shares under the offer and such shareholder's share certificates are not immediately available or cannot be delivered to the Depository by the expiration date of the offer, or if the other required documents cannot be delivered to the Depository by the expiration date of the offer, the shares may nevertheless be tendered according to the guaranteed delivery procedures set forth in Section 3 of the Offer to Purchase. See also Instruction 2 of the Letter of Transmittal.

Any inquiries you may have with respect to the offer should be addressed to the Information Agent, Kristi Dunlap at the address and telephone numbers set forth on the back cover page of the Offer to Purchase.

Additional copies of the enclosed material may be obtained from OTR, Inc., by calling them at (503) 225-0375.

                                                Very truly yours,

                                                Elmer's Restaurants, Inc.

Enclosures

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL MAKE YOU OR ANY OTHER PERSON AN AGENT OF ELMER'S, THE INFORMATION AGENT OR THE DEPOSITORY OR ANY AFFILIATE OF THE FOREGOING, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE OFFER OTHER THAN THE DOCUMENTS ENCLOSED HEREWITH AND THE STATEMENTS CONTAINED THEREIN.

                                                               EXHIBIT (a)(1)(F)

                            ELMER'S RESTAURANTS, INC.

          OFFER TO PURCHASE FOR CASH 204,200 SHARES OF ITS COMMON STOCK
                     AT A PURCHASE PRICE OF $6.43 PER SHARE

   THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., PACIFIC TIME, ON WEDNESDAY, JANUARY 14, 2004, UNLESS THE OFFER IS EXTENDED.

                                                               December 10, 2003

To Our Clients:

Enclosed for your consideration are the Offer to Purchase, dated December 10, 2003, and the related Letter of Transmittal (which together, as they may be amended and supplemented from time to time, constitute the offer), in connection with the offer by Elmer's Restaurants, Inc., an Oregon corporation, to purchase for cash 204,200 shares of its common stock, no par value per share upon the terms and subject to the conditions of the offer.

Elmer's will pay $6.43 per share, net to the seller in cash, without interest, for shares properly tendered and not properly withdrawn in the offer, on the terms and subject to the conditions of the offer, including the proration provisions. Because of the proration provisions described in the Offer to Purchase, all of the shares tendered may not be purchased if more than the number of shares Elmer's seeks to purchase in the offer are properly tendered. Shares not purchased in the offer will be returned promptly after the expiration of the offer. Elmer's has reserved the right, in its sole discretion, to purchase more than 204,200 shares in the offer, subject to applicable law.

Upon the terms and subject to the conditions of the offer, if more than 204,200 shares, or such greater number of shares as Elmer's may elect to purchase, subject to applicable law, have been properly tendered and are not properly withdrawn before the expiration date, Elmer's will purchase such properly tendered shares on a pro rata basis with appropriate adjustments to avoid purchases of fractional shares. If proration of tendered shares is required, Elmer's will determine the proration factor promptly after the expiration date. The proration factor for each shareholder tendering shares will be based on the ratio that the number of shares properly tendered and not properly withdrawn by such shareholder bears to the total number of shares properly tendered and not properly withdrawn by all shareholders. The preliminary results of any proration will be announced by press release promptly after the expiration date. You may obtain preliminary proration information from the Information Agent and may be able to obtain such information from your broker.

We are the owner of record of shares held for your account. As such, we are the only ones who can tender your shares, and then only pursuant to your instructions. Because the terms and conditions of the Letter of Transmittal will govern the tender of the shares we hold for your account, you should read the Letter of Transmittal carefully. HOWEVER, WE ARE SENDING YOU THE LETTER OF TRANSMITTAL FOR YOUR INFORMATION ONLY; YOU CANNOT USE IT TO TENDER SHARES THAT WE HOLD FOR YOUR ACCOUNT. You must use the attached "Instruction Form" to properly tender shares that we hold for your account. You should also read the Offer to Purchase carefully before making any decision regarding the offer.

Please instruct us as to whether you wish us to tender any or all of the shares we hold for your account, on the terms and subject to the conditions of the offer. If you do not wish to tender any shares we hold for you account, you do not need to take any action.

--------------------------------------------------------------------------------

We call your attention to the following:

1. The offer, proration period and withdrawal rights will expire at 5:00 p.m., Pacific Time, on Wednesday, January 14, 2004, unless Elmer's extends the offer.

2. You may tender some or all of your shares at a purchase price of $6.43 per share, net to you in cash, without interest.

3. The offer is for 204,200 shares, constituting approximately 10% of the shares outstanding as of November 20, 2003.

4. The offer is not conditioned upon any minimum number of shares being tendered. The offer is, however, subject to other conditions set forth in
Section 6 of the Offer to Purchase.

5. You should consult with your broker on the possibility of designating the priority in which your shares will be purchased in the event of proration.

6. Tendering shareholders who are registered shareholders or who tender their shares directly to OTR, Inc. will not be obligated to pay any brokerage commissions or fees, solicitation fees, or, except as set forth in the Offer to Purchase and the Letter of Transmittal, stock transfer taxes on Elmer's purchase of shares under the offer.

7. As more fully described in the Offer to Purchase, tenders will be deemed irrevocable unless timely withdrawn. If you instruct us to tender the shares we hold for your account, and you subsequently decide to change your instructions or withdraw your tender of shares, you may do so by submitting a new Instruction Form. However, the new Instruction Form will be effective only if it is received by us in ample time to permit us to submit a new tender on your behalf before the expiration date of the offer. The offer is scheduled to expire at 5:00 p.m., Pacific Time, on Wednesday, January 14, 2004. Upon receipt of a timely submitted new Instruction Form, your previous Instruction Form will be deemed canceled. If your new Instruction Form directs us to withdraw your tender of shares, you may later re-tender those shares by timely submitting a new Instruction Form.

8. Elmer's Board of Directors has approved the offer. However, neither Elmer's nor its Board of Directors makes any recommendation to you as to whether you should or should not tender your shares. You must make your own decision as to whether to tender your shares and, if so, how many shares to tender. Some of Elmer's directors and executive officers have advised Elmer's that they intend to tender shares in the offer.

This letter has been prepared by Elmer's and is being sent to you by us at Elmer's request. Unless you direct us on the attached Instruction Form to tender the shares we hold for your account, no shares will be tendered.

IF YOU WISH TO HAVE US TENDER ANY OR ALL OF YOUR SHARES, PLEASE SO INSTRUCT US BY COMPLETING, EXECUTING, DETACHING AND RETURNING TO US THE ATTACHED INSTRUCTION FORM. IF YOU AUTHORIZE US TO TENDER YOUR SHARES, WE WILL TENDER ALL SUCH SHARES UNLESS YOU SPECIFY OTHERWISE ON THE ATTACHED INSTRUCTION FORM.

YOUR INSTRUCTION FORM SHOULD BE FORWARDED TO US IN AMPLE TIME TO PERMIT US TO SUBMIT A TENDER ON YOUR BEHALF BEFORE THE EXPIRATION DATE OF THE OFFER. THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., PACIFIC TIME, ON WEDNESDAY, JANUARY 14, 2004, UNLESS ELMER'S EXTENDS THE OFFER.

The offer is being made solely by the Offer to Purchase and the related Letter of Transmittal, and any amendments or supplements thereto, and is being made to all record holders of shares. The offer is not being made to, nor will tenders be accepted from or on behalf of, holders of shares residing in any jurisdiction in which the making or acceptance of offers to sell shares would not be in compliance with the laws of that jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the offer to be made by a licensed broker or dealer, the offer shall be deemed to be made on behalf of Elmer's by one or more registered brokers or dealers licensed under the laws of that jurisdiction.

--------------------------------------------------------------------------------



                        INSTRUCTION FORM WITH RESPECT TO
                            ELMER'S RESTAURANTS, INC.

          OFFER TO PURCHASE FOR CASH 204,200 SHARES OF ITS COMMON STOCK
                     AT A PURCHASE PRICE OF $6.43 PER SHARE

The undersigned acknowledges receipt of your letter and the enclosed Offer to Purchase, dated December 10, 2003, and the related Letter of Transmittal (which Offer to Purchase and Letter of Transmittal together, as they may be amended and supplemented from time to time, constitute the offer), in connection with the offer by Elmer's Restaurants, Inc., an Oregon corporation, to purchase for cash 204,200 shares of its common stock, no par value per share, and OTR, Inc., as Depository, upon the terms and subject to the conditions of the offer.

The undersigned understands that Elmer's will pay $6.43 per share, net to the seller in cash, without interest, for shares properly tendered and not properly withdrawn in the offer, on the terms and subject to the conditions of the offer, including the proration provisions described in the Offer to Purchase. The undersigned understands that, because of the proration provisions described in the Offer to Purchase, all of the shares tendered may not be purchased if more than the number of shares Elmer's seeks to purchase in the offer are properly tendered. The undersigned understands that shares not purchased in the offer because of proration will be returned promptly after the expiration of the offer. The undersigned understands that Elmer's has reserved the right, in its sole discretion, to purchase more than 204,200 shares in the offer, subject to applicable law.

The undersigned hereby instructs you to tender to Elmer's the number of shares indicated below or, if no number is indicated, all shares you hold for the account of the undersigned, at a price of $6.43 per share, under the terms and subject to the conditions of the offer.

AGGREGATE NUMBER OF SHARES TO BE TENDERED BY YOU FOR THE ACCOUNT OF THE
UNDERSIGNED:
                                     SHARES*
                        ------------

--------------------------------------------------------------------------------

* Unless otherwise indicated above, if you complete and return this form, all of the shares we hold for your account will be tendered.

--------------------------------------------------------------------------------




                                   SIGN HERE:



--------------------------------------------------------------------------------
                            (AUTHORIZED SIGNATURE(S))

   Dated:
         ---------------------

   Name(s)
           -----------------------------------------------------------------

                                 (PLEASE PRINT)

   Capacity (full title):
                          --------------------------------------------------

                                 (IF APPLICABLE)

   Address:
            ----------------------------------------------------------------


            ----------------------------------------------------------------


            ----------------------------------------------------------------
                              (INCLUDING ZIP CODE)



--------------------------------------------------------------------------------
               (TAXPAYER IDENTIFICATION OR SOCIAL SECURITY NUMBER)

    (Area Code) Telephone Number:
                                  ----------------------------------------------



THE METHOD OF DELIVERY OF THIS DOCUMENT IS AT THE ELECTION AND RISK OF THE TENDERING SHAREHOLDER. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

                                                               EXHIBIT (a)(5)(A)

PRESS RELEASE


  ELMER'S RESTAURANTS, INC. ANNOUNCES SECOND QUARTER EARNINGS AND TENDER OFFER



PRESS RELEASE

For Release                                     Contact:
November 20, 2003                               Kristi Dunlap
3:00 p.m. PST                                   (503) 252-1485

Portland, Oregon -- Elmer's Restaurants, Inc. (NASDAQ Small-Cap: ELMS) announced today record second quarter earnings for the twelve weeks ended October 13, 2003. The Company reported second quarter net income of $331,000 compared to $290,000 for the same period a year ago, representing a 14% increase. Fully diluted earnings per share for the quarter rose to $.15 per share compared to $.14 per share last year. Revenues for the quarter increased to $7.8 million compared to $7.4 million for the year ago period. Same-store sales for the corporate-owned Elmer's Restaurants rose nearly 3% in the quarter compared to the year ago period.

For the twenty-eight weeks ended October 13, 2003, the Company earned $694,000 or $.32 per fully diluted share, compared to net income of $1.0 million, or $.46 per fully diluted share, for the year ago period. Net income during the first fiscal quarter of the prior year included an after-tax net gain of approximately $363,000, or $.18 per share, from the sale and franchising of three corporate-owned restaurants to a multi-unit Elmer's franchise group, net of losses on the sale of securities and debt extinguishment.

Commenting on the results, Company Chief Executive Officer Bruce Davis said, "We are pleased with our improving financial and operational performance. Strategically, we remain focused on growing the Elmer's brand, principally through the addition of new franchisees. Since the start of our fiscal year, we have opened a franchised-owned restaurant in Idaho and have signed agreements with three new franchisees."

The Company reported that it has begun construction of the new company-owned Elmer's prototype restaurant in the Portland-metropolitan areas, which is scheduled to open at the end of December 2003.

Separately, the Company announced that its Board of Directors has approved extending a tender offer for the purchase of up to ten percent of its common stock. The Company will offer $6.43 per share for a maximum 204,200 shares properly tendered by stockholders of record as of the date the tender offer begins. This price represents a $0.25 premium over the average closing price for the 20 business days preceding November 18, 2003. Tendering shareholders will not have to pay any processing fees or brokerage costs associated with the offer.

In commenting on this tender offer, Davis said: "We believe this tender offer represents the most tax-efficient means of returning excess cash to our shareholders."

This announcement is not an offer to purchase or a solicitation of an offer to purchase with respect to the common stock. The tender offer will be made upon the terms and subject to the conditions set forth in an Offer to Purchase and the accompanying Letter of Transmittal, which is expected to be issued on or about December 10, 2003. The Board reserves the right to withdraw or modify the tender offer before it is extended, and thereafter pursuant to its terms. Investors and security holders are urged to read the tender offer statement regarding the tender offer (described above) because it contains important information, such as the Offer to Purchase and the Letter of Transmittal.

The Company also announced that it has elected to retire the balance of its outstanding convertible bond issue by calling the bonds effective December 1, 2003.

The Company owns and operates 10 Elmer's restaurants and franchises 20 Elmer's restaurants in Washington, Oregon, California, Idaho and Montana. An additional four franchise operated restaurants and one company-operated restaurant are under development. The Company also owns and operates five Mitzel's American Kitchen restaurants in the Puget Sound area of Washington state, and 13 delicatessen-style restaurants in Oregon.

Safe Harbor Statement: A number of statements contained in this press release are forward-looking statement that are subject to risk and uncertainties and which are made pursuant to the Safe Harbor provisions of the private Securities Litigation Reform Act of 1995. Statements indicating that the Company "believes", "expects", "anticipates" or "estimates" are forward-looking as are all other statements regarding future financial results, market conditions and other events that have not yet occurred. These forward-looking statements may involve a number of risks and uncertainties relating to the Company's business, financial conditions, and operations, as well as other factors listed in the Company's filings with the Securities and Exchange Commission. The Company assumes no obligation to update these forward-looking statements to reflect actual results or changes in factors or assumptions affecting such forward-looking statements.

11802 S.E. Stark St.
P.O. Box 16938
Portland, OR  97292-0938
Ph: (503) 252-1485 Fax: (503) 252-6706

           ELMER'S RESTAURANTS, INC., AND SUBSIDIARIES
           CONDENSED CONSOLIDATED STATEMENTS OF INCOME

                                                   For the twenty-eight weeks ended             For the twelve weeks ended
                                                ----------------------------------------     ----------------------------------
                                                   October 13,           October 14,           October 13,        October 14,
                                                       2003                  2002                 2003               2002
                                                -------------------    -----------------     ----------------    --------------
                                                   (Unaudited)           (Unaudited)           (Unaudited)        (Unaudited)

REVENUES                                         $      17,894,894      $    16,823,634       $    7,835,882      $  7,385,565
                                                -------------------    -----------------     ----------------    --------------

COSTS AND EXPENSES:

  Cost of restaurant sales:
Food and beverage                                        5,440,866            4,746,403            2,340,907         2,096,650
Labor and related costs                                  5,912,821            5,974,312            2,514,260         2,553,016
Restaurant operating costs                               2,438,118            2,302,103            1,059,444         1,030,466
Occupancy costs                                          1,107,809            1,077,754              472,004           465,195
Depreciation and amortization                              441,257              389,808              189,110           168,776
Restaurant opening and closing expenses                          -                9,717                    -                 -
  General and administrative expenses                    1,351,931            1,242,611              681,029           555,283
Net loss (gain) on disposition of property                   4,071             (735,910)                   -             3,256
                                                -------------------    -----------------     ----------------    --------------

                                                        16,696,873           15,006,798            7,256,754         6,872,642
                                                -------------------    -----------------     ----------------    --------------

INCOME FROM OPERATIONS                                   1,198,021            1,816,836              579,128           512,923

OTHER INCOME (EXPENSE):
Interest income                                             41,723               94,648               16,967            22,301
Interest expense                                          (208,530)            (227,816)             (92,537)          (93,665)
Loss on debt extinguishment                                      -              (97,500)                   -                 -
Gain (loss) on sale of marketable securities                14,419              (55,934)              10,970                 -
                                                -------------------    -----------------     ----------------    --------------

  Income before provision for income taxes               1,045,633            1,530,234              514,528           441,559

  Income tax provision                                    (352,000)            (527,089)            (184,000)         (151,496)
                                                -------------------    -----------------     ----------------    --------------

Net Income                                       $         693,633      $     1,003,145       $      330,528      $    290,063
                                                ===================    =================     ================    ==============

PER SHARE DATA:

  Net income per share - Basic                   $            0.34      $          0.49       $         0.16      $       0.14
                                                ===================    =================     ================    ==============

  Weighted average number of
  common shares outstanding - Basic                      2,041,709            2,051,684            2,041,709         2,043,218
                                                ===================    =================     ================    ==============

  Net income per share - Diluted                 $            0.32      $          0.46       $         0.15      $       0.14
                                                ===================    =================     ================    ==============

  Weighted average number of
  common shares outstanding - Diluted                    2,135,709            2,172,684            2,147,709         2,095,777
                                                ===================    =================     ================    ==============